SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the Financial Results for the nine month period ended March 31, 2014 and March 31, 2013, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2014 and for the nine-month periods ended March 31, 2014 and 2013

Legal information

Denomination: Alto Palermo S.A. (APSA).

Fiscal year No.: 124, beginning on July 1, 2013.

Legal address: Moreno 877, 22nd floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889.

Date of registration of last amendment: March 14, 2013.

Expiration of company charter: August 28, 2087.

Number of register with the Superintendence of Corporations: 801,047.

Capital stock: 1,260,140,508 common shares.

Subscribed, issued and paid up (in thousands of Ps.): 126,014.

Direct Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA).

Legal Address: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate investment.

Controlling interest on the equity: 1,205,765,014 common shares.

Percentage of votes of the parent Company on the equity: 95.68%.

Type of stock	CAPITAL STATUS
	Authorized for Public Offer of Shares	Subscribed, Issued and Paid up (in thousands of Ps.)
Common stock with a face value of Ps. 1 per share and entitled to 1 vote each (*)	1,260,140,508	126,014

(*)     On December 18, 2012, the Superintendence of Corporations registered an amendment to the Company’s by-laws whereby it increased the face value of its shares from Ps. 0.1 to Ps. 1 each. This amendment, which was notified through the CNV, was registered under number 20,264 of Stock Companies Book 62 T°. The request to the control agencies for approval the change in face value of shares is still pending.

1

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2014 and June 30, 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	03.31.14	06.30.13
ASSETS
Non-Current Assets
Investment properties	10	1,711,839	1,630,900
Property, plant and equipment	11	21,604	20,169
Trading properties	12	31,993	31,612
Intangible assets	13	33,110	22,438
Investments in associates and joint ventures	8,9	180,316	171,117
Deferred income tax assets	24	36,472	37,404
Income and minimum presumed tax credit		741	5,083
Trade and other receivables	16	83,575	75,910
Investments in financial assets	17	83,460	99,963
Total Non-Current Assets		2,183,110	2,094,596
Current Assets
Trading properties	12	5,081	6,991
Inventories	14	9,671	9,896
Derivative financial instruments	23	3,653	-
Trade and other receivables	16	674,899	550,563
Income tax credit		294	199
Investments in financial assets	17	322,705	169,174
Cash and cash equivalents	18	143,404	223,385
Total Current Assets		1,159,707	960,208
TOTAL ASSETS		3,342,817	3,054,804
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Reserve for share-based compensation	32	16,443	6,607
Legal reserve		39,078	39,074
Reserve for new developments		-	3,302
Special reserve		15,802	15,802
Acquisition of additional interest in subsidiaries		(19,707)	(19,707)
Retained earnings		290,229	164,224
Total capital and reserves attributable to equity holders of the parent		981,466	848,923
Non-controlling interest		188,376	161,892
TOTAL SHAREHOLDERS' EQUITY		1,169,842	1,010,815
LIABILITIES
Non-Current Liabilities
Trade and other payables	19	200,348	190,170
Borrowings	22	1,069,278	834,814
Deferred income tax liabilities	24	99,457	101,942
Provisions	21	18,290	11,730
Total Non-Current Liabilities		1,387,373	1,138,656
Current Liabilities
Trade and other payables	19	457,299	437,637
Income and minimum presumed tax liabilities		53,011	77,796
Payroll and social security liabilities	20	35,980	26,041
Borrowings	22	226,852	356,028
Derivative financial instruments	23	10,678	1,732
Provisions	21	1,782	6,099
Total Current Liabilities		785,602	905,333
TOTAL LIABILITIES		2,172,975	2,043,989
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		3,342,817	3,054,804

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alto Palermo Sociedad Anonima (APSA)

By:	/s/ Daniel R. Elsztain
Daniel R. Elsztain
Director

2

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the nine and three-month periods beginning on July 1st, 2013 and 2012 and January 1st, 2014 and 2013, respectively and ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

		Nine months		Three months
	Note	03.31.14	03.31.13	03.31.14	03.31.13
Revenues	26	1,508,566	1,186,782	473,991	374,485
Costs	27	(656,551)	(544,615)	(206,341)	(173,645)
Gross Profit		852,015	642,167	267,650	200,840
Gain from disposal of investment properties	10	-	236	-	236
General and administrative expenses	28	(72,126)	(47,829)	(21,149)	(10,691)
Selling expenses	28	(50,612)	(39,640)	(17,899)	(12,200)
Other operating results, net	30	(18,936)	(11,694)	(8,363)	(6,279)
Profit from Operations		710,341	543,240	220,239	171,906
Share of profit of associates and joint ventures	8,9	(5,086)	2,285	(7,344)	1,391
Profit from Operations Before Financing and Taxation		705,255	545,525	212,895	173,297
Finance income	31	99,240	35,830	53,040	14,352
Finance cost	31	(438,427)	(178,446)	(230,500)	(66,405)
Other financial results	31	128,097	965	62,729	8,585
Financial results, net		(211,090)	(141,651)	(114,731)	(43,468)
Profit Before Income Tax		494,165	403,874	98,164	129,829
Income tax expense	24	(174,961)	(143,168)	(35,978)	(44,879)
Profit for the period		319,204	260,706	62,186	84,950
Total Comprehensive Income for the period		319,204	260,706	62,186	84,950

Attributable to:
Equity holders of the parent		289,446	245,769	48,877	78,903
Non-controlling interest		29,758	14,937	13,309	6,047

Profit per share attributable to equity holders of the parent for the period:
Basic		0.23	0.20	0.04	0.06
Diluted		0.23	0.20	0.04	0.06

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alto Palermo Sociedad Anonima (APSA)

By:	/s/ Daniel R. Elsztain
Daniel R. Elsztain
Director

3

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Acquisition of additional interest in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders' equity
Balance at June 30, 2013	126,014	69,381	444,226	6,607	39,074	3,302	15,802	(19,707)	164,224	848,923	161,892	1,010,815
Comprehensive income for the period	-	-	-	-	-	-	-	-	289,446	289,446	29,758	319,204
Advanced dividends distribution –Shareholders’ meeting as October 31, 2013	-	-	-	-	-	-	-	-	(167,522)	(167,522)	-	(167,522)
Distribution to legal reserve – Shareholders’ meeting as October 31, 2013	-	-	-	-	4	-	-	-	(4)	-	-	-
Reversal of reserve for new developments – Shareholders’ meeting as of October 31, 2013	-	-	-	-	-	(3,302)	-	-	3,302	-	-	-
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	783	783	-	783
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(3,274)	(3,274)
Reserve for share-based compensation (Note 32)….	-	-	-	9,836	-	-	-	-	-	9,836	-	9,836
Balance at March 31, 2014	126,014	69,381	444,226	16,443	39,078	-	15,802	(19,707)	290,229	981,466	188,376	1,169,842

(1)	Related to CNV General Resolution No. 609/12. See Note 25.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements

Alto Palermo Sociedad Anonima (APSA)

By:	/s/ Daniel R. Elsztain
Daniel R. Elsztain
Director

4

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Acquisition of additional interest in subsidiaries	Retained earnings	Subtotal	Non-controlling interest	Total shareholders' equity
Balance at June 30, 2012	125,989	84,621	536,300	2,138	39,074	-	(16,020)	51,774	823,876	148,647	972,523
Comprehensive income for the period	-	-	-	-	-	-	-	245,769	245,769	14,937	260,706
Dividends distribution – Shareholders’ meeting as of October 31, 2012	-	-	-	-	-	-	-	(140,000)	(140,000)	-	(140,000)
Constitution of reserve for new developments – Shareholders’ meeting as of October 31, 2012	-	-	-	-	-	3,302	-	(3,302)	-	-	-
Reallocation of retained earnings – Shareholders’ meeting as of October 31, 2012	-	(15,240)	(92,090)	-	-	-	-	107,330	-	-	-
Reimbursement of expired dividends	-	-	-	-	-	-	-	626	626	-	626
Reserve for share-based compensation (Note 32)	-	-	-	3,657	-	-	-	-	3,657	-	3,657
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	(7,895)	(7,895)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	5,204	5,204
Conversion of notes	25	-	16	-	-	-	-	-	41	-	41
Balance at March 31, 2013	126,014	69,381	444,226	5,795	39,074	3,302	(16,020)	262,197	933,969	160,893	1,094,862

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alto Palermo Sociedad Anonima (APSA)

By:	/s/ Daniel R. Elsztain
Daniel R. Elsztain
Director

5

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month periods ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	03.31.14	03.31.13
Operating activities:
Cash generated from operations	18	845,147	683,348
Income tax paid		(197,138)	(192,612)
Net cash generated from operating activities		648,009	490,736

Investing activities:
Acquisition of associates	9	(13,057)	-
Acquisition of joint ventures		-	(32,024)
Capital contributions in joint ventures	8	(1,221)	(32,615)
Increase in investment properties	10	(165,206)	(149,782)
Acquisition of property, plant and equipment	11	(7,450)	(4,326)
Advance payments		(28,999)	(39,554)
Acquisition of intangible assets	13	(11,095)	(398)
Increase in financial assets		(1,038,557)	(590,021)
Decrease in financial assets		949,861	530,556
Collection of financial assets interests		10,715	11,978
Loans granted to related parties		(17,428)	(29,508)
Proceeds from sale of investment properties		-	333
Loans repayments received from associates and joint ventures		-	239
Net cash used in investing activities		(322,437)	(335,122)

Financing activities:
Capital contribution of non-controlling interest		-	5,204
Borrowings obtained		112,584	322,626
Borrowings obtained from related parties		50	-
Payment of seller financing of shares		(1,640)	(6,420)
Repayment of borrowings		(295,092)	(200,890)
Proceeds from derivative financial instruments		45,696	-
Payments of financial leasing		(1,215)	(658)
Acquisition of non-controlling interest		-	(4,460)
Dividends paid	25	(169,413)	(141,354)
Dividends paid to non-controlling interest		(7,443)	(7,895)
Interest paid		(99,807)	(46,165)
Net cash used in financing activities		(416,280)	(80,012)

Net (decrease) increase in cash and cash equivalents		(90,708)	75,602
Cash and cash equivalents at beginning of period	18	223,385	102,698
Foreign exchange loss on cash and cash equivalents		10,727	3,776
Cash and cash equivalents at end of period		143,404	182,076

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alto Palermo Sociedad Anonima (APSA)

By:	/s/ Daniel R. Elsztain
Daniel R. Elsztain
Director

6

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	The Group´s business and general information

Alto Palermo S.A. (formerly Sociedad Anónima Mercado de Abasto Proveedor (SAMAP), and alternatively “Alto Palermo S.A.”, “APSA”, “we” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and holds a predominant position within the argentine market. APSA was incorporated in 1889 under the name SAMAP and until 1984 we operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. Our core asset was the historical building of Mercado de Abasto, which served as seat of the market from 1889 until 1984, when we interrupted a sizable part of its operations.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, we have been growing through a series of acquisitions and development projects that eventually led to a corporate reorganization giving rise to the current company name and organizational structure. Our main shareholder is IRSA. The Company’s stocks are traded in the Buenos Aires Stock Exchange and in USA’s NASDAQ.

As of the end of these financial statements, we operate and hold a majority interest in a portfolio of twelve shopping centers in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), two in Buenos Aires province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba). Additionally, La Ribera Shopping in the City of Santa Fe through a joint venture.

Furthermore, in December 2011, we started developing our “Arcos” project, located in the neighborhood of Palermo, Autonomous City of Buenos Aires and continued working on the development of a new shopping mall in the City of Neuquén.

APSA and its subsidiaries are hereinafter referred to jointly as "the Group".

These Unaudited Condensed Interim Consolidated Financial Statements have been approved by the Board of Directors to be issued on May 9, 2014.

7

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements

2.1	Basis of preparation

The Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13 of the CNV. Such information is included in the Notes to these Unaudited Condensed Interim Consolidated Financial Statements, as admitted by IFRS.

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual consolidated financial statements of the Group as of June 30, 2013 prepared in accordance with International Financial Reporting Standards (IFRS). The Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Argentine Pesos.

Unaudited Condensed Interim Consolidated Financial Statements corresponding to the nine-month periods ended March 31, 2014 and 2013 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period. Results for the nine-month periods ended March 31, 2014 and 2013 do not necessarily reflect proportionally the Group’s results for the complete fiscal years.

2.2.	Significant Accounting Policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2013. Most significant accounting policies are described in Note 2 to the annual Consolidated Financial Statements.

2.3.	Use of estimates

The preparation of financial statements at a certain date requires the Group's Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements for the year ended June 30, 2013, except for changes in accrued income tax, provision for legal claims, allowance for bad debts and accrued supplementary rental.

8

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

2.4.	Comparative information

The comparative information as of March 31 and June 30, 2013 included in these financial statements arises from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

During the period, the Argentine Peso devalued against the USD and other currencies by around 32%, which has an impact in comparative information presented in these Unaudited Financial Statements, due mainly to the currency exposure of our income from offices rental, and our net assets and liabilities in foreign currency as detailed in Note 36.

3.	Seasonal effects on operations

The operations of the Group’s shopping centers are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and during the period of year-end festivals (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

4.	Acquisitions and disposals

Nine-month period ended March 31, 2014

Subscription of shares of Avenida Inc. and Avenida Compras S.A.

On August 29, 2013, the Group, through Torodur S.A., subscribed 3,703,704 shares of Avenida Inc., a Company incorporated in Delaware, United States, and 23,077 shares of Avenida Compras S.A., a Company incorporated in Buenos Aires, Argentina, representing 26.09% and 2.10% of its outstanding capital, respectively. Additionally, Avenida Inc. owns 90.91% of Avenida Compras S.A., thus being the Group’s indirect interest in Avenida Compras of 25.81%. The amount of the transaction was Ps. 13.0 million, which has already been paid in full. The Group has a warrant to increase such equity interest up to 37.04% of the company.

9

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisitions and disposals (Continued)

Stock Purchase Option Agreement for Arcos del Gourmet S.A.

On September 16, 2013, APSA entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal (non-controlling shareholders of Arcos del Gourmet S.A.), whereby the latter grant to APSA an exclusive and irrevocable option to purchase 10% of the equity interest of Arcos del Gourmet S.A., which can be executed up to December 31, 2018. In the event the option is exercised, APSA should pay the amount of US$ 8.0 million.

Furthermore, in the mentioned agreement a fixed amount of Ps. 2 million was arranged, which was cancelled, and a variable amount payable monthly, which results from applying 4.5% on the amounts accrued in each previous calendar month for rental and right of admission, net of certain expenses, during 5 years from the opening of the shopping mall, in relation to the assignment of rights to earn dividends of Arcos during such period.

5.	Financial Risk Management and fair value estimates

5.1.	Financial risk

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

These Unaudited Condensed Interim Financial Statements do not include all the information and disclosures corresponding to financial risk management, consequently should be read together with the annual consolidated financial statements as of June 30, 2013. There have been no changes in the risk management or risk management policies applied by the Group since the end of the year.

5.2.	Fair value estimates

Since June 30, 2013 and up to March 31, 2014, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost).

Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

10

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment reporting

The operating income from the joint businesses Nuevo Puerto Santa Fe S.A. (“NPSF”) and Quality Invest S.A. are reported under the proportional consolidation method. Under this method, the income/loss generated by joint businesses is reported in the income statement line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the income statement. Therefore, the proportional consolidation method is used by the CODM to assess and understand the return and the results of operations of these businesses as a whole.

The following tables present the business segments corresponding to urban properties and investments, the Group´s main activity:

	Nine months ended March 31, 2014
	Urban properties			Investments	Total urban properties and investment
	Shopping Center Properties	Offices and others	Sales and developments	Financial operations and others
Revenues	1,479,730	26,078	19,060	457	1,525,325
Costs	(648,571)	(11,911)	(5,238)	(241)	(665,961)
Gross Profit	831,159	14,167	13,822	216	859,364
General and administrative expenses	(72,207)	(122)	-	(55)	(72,384)
Selling expenses	(49,275)	(521)	(1,577)	250	(51,123)
Other operating results, net	(21,502)	-	-	54	(21,448)
Profit from Operations	688,175	13,524	12,245	465	714,409
Share of profit of associates and joint ventures	-	(244)	-	(8,129)	(8,373)
Segment Profit (Loss) Before Financing and Taxation	688,175	13,280	12,245	(7,664)	706,036

Investment properties	1,666,372	114,414	35,249	-	1,816,035
Property, plant and equipment	18,224	3,484	-	-	21,708
Trading properties	-	-	37,074	-	37,074
Goodwill	1,829	3,911	-	-	5,740
Inventories	9,860	-	-	-	9,860
Investments in associates	-	23,850	-	44,068	67,918
Total segment assets	1,696,285	145,659	72,323	44,068	1,958,335

11

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment reporting (Continued)

	Nine months ended March 31, 2013
	Urban properties			Investments
	Shopping Center Properties	Offices	Sales and developments	Financial operations and others	Total urban properties and investment
Revenues	1,175,486	20,047	4,262	1,100	1,200,895
Costs	(538,828)	(10,402)	(2,854)	(845)	(552,929)
Gross Profit	636,658	9,645	1,408	255	647,966
Gain from disposal of investment properties	-	-	236	-	236
General and administrative expenses	(47,693)	(71)	-	(216)	(47,980)
Selling expenses	(39,023)	(785)	(642)	(187)	(40,637)
Other operating results, net	(14,834)	(40)	-	1,995	(12,879)
Profit from Operations	535,108	8,749	1,002	1,847	546,706
Share of profit of associates	-	-	-	2,732	2,732
Segment profit Before Financing and Taxation	535,108	8,749	1,002	4,579	549,438

Investment properties	1,571,779	112,183	34,869	-	1,718,831
Property, plant and equipment	13,372	3,375	-	-	16,747
Trading properties	-	-	38,589	-	38,589
Goodwill	1,830	3,911	-	-	5,741
Inventories	10,140	-	-	-	10,140
Investments in associates	-	32,024	-	39,332	71,356
Total segment assets	1,597,121	151,493	73,458	39,332	1,861,404

The following tables present reconciliation between the total results of segment operations as shown in the column “Urban properties and investments” as of March 31, 2014 and 2013, and the results of operations as per the statement of comprehensive income. The adjustments relate to the presentation of the results of operations of joint ventures on an equity-accounted basis for IFRS income statement purposes.

	Nine months ended March 31, 2014
	Total Segment reporting	Adjustment for share of profit/ (loss) of joint ventures	As per Statement of Income
Revenues	1,525,325	(16,759)	1,508,566
Costs	(665,961)	9,410	(656,551)
Gross Profit	859,364	(7,349)	852,015
General and administrative expenses	(72,384)	258	(72,126)
Selling expenses	(51,123)	511	(50,612)
Other operating results, net	(21,448)	2,512	(18,936)
Profit from Operations	714,409	(4,068)	710,341
Share of profit of associates and joint ventures	(8,373)	3,287	(5,086)
Segment profit Before Financing and Taxation	706,036	(781)	705,255

12

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment reporting (Continued)

	Nine months ended March 31, 2013
	Total Segment reporting	Adjustment for share of profit/ (loss) of joint ventures	As per Statement of Income
Revenues	1,200,895	(14,113)	1,186,782
Costs	(552,929)	8,314	(544,615)
Gross Profit	647,966	(5,799)	642,167
Gain from disposal of investment properties	236	-	236
General and administrative expenses	(47,980)	151	(47,829)
Selling expenses	(40,637)	997	(39,640)
Other operating results, net	(12,879)	1,185	(11,694)
Profit from Operations	546,706	(3,466)	543,240
Share of profit of associates	2,732	(447)	2,285
Segment profit Before Financing and Taxation	549,438	(3,913)	545,525

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. In line with the discussion above, segment assets include the proportionate share of the assets of joint ventures. The statement of financial position under IFRS shows the net investment in these joint ventures as a single item.

	March 31, 2014	March 31, 2013
Total reportable assets as per Segment Information	1,958,335	1,861,404
Investment properties	(104,196)	(107,069)
Property, plant and equipment	(104)	(122)
Goodwill	(5,234)	(5,235)
Inventories	(189)	(104)
Investments in associates and joint ventures	112,379	110,023
Total assets as per the Statement of Financial Position	1,960,991	1,858,897

13

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Information about principal subsidiaries

The Group conducts its business through several operating and holding subsidiaries. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

Summarized statement of financial position

	Panamerican Mall S.A. (PAMSA)
	March 31, 2014	June 30, 2013
ASSETS
Total Non-current assets	587,980	623,809
Total Current assets	333,769	191,911
TOTAL ASSETS	921,749	815,720
LIABILITIES
Total Non-current liabilities	20,683	23,239
Total Current liabilities	72,388	58,681
TOTAL LIABILITIES	93,071	81,920
NET ASSETS	828,678	733,800

Summarized statement of comprehensive income

	PAMSA
	March 31, 2014	March 31, 2013
Revenues	191,843	151,650
Profit before income tax	147,057	72,359
Income tax expense	(52,374)	(26,351)
Profit for the period	94,683	46,008
Total Comprehensive Income for the period	94,683	46,008
Profit attributable to non-controlling interest	18,937	9,202
Dividends paid to non-controlling interest	-	5,000

Summarized Statements of Cash Flows

	PAMSA
	March 31, 2014	March 31, 2013
Net cash generated from operating activities	82,603	76,089
Net cash used in investing activities	(17,436)	(59,802)
Net cash generated from (used in) financing activities	43	(25,137)
Net increase / (decrease) in cash and cash equivalents	65,210	(8,850)
Cash and cash equivalents at beginning of period	11,416	29,885
Foreign exchange gain on cash and cash equivalents	2,675	1,644
Cash and cash equivalents at end of the year	79,301	22,679

14

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Information about principal subsidiaries (Continued)

The information above is the amount before inter-company eliminations.

8.	Interests in joint ventures

As of March 31, 2014 and June 30, 2013, the Groups' joint ventures were Quality Invest S.A., NPSF and Entertainment Holding S.A. (“EHSA”). The shares in these joint ventures are not publicly traded.

On November 29, 2012, the Company acquired shares of common stock, representing 50% of the capital stock and votes of EHSA for an amount of Ps. 21.2 million. The fair value of the net assets acquired determined as of the purchase date amounted to Ps. 5.4 million. Therefore, the Group recognized goodwill of Ps. 26.6 million.

On September 25, 2013, Sociedad Rural Argentina (SRA), La Rural de Palermo S.A. (LRPSA), Boulevard Norte S.A. (BNSA), Ogden Argentina S.A. (OASA), EHSA, ENUSA and La Rural S.A. (LRSA) executed a joint venture agreement and a shareholder’s agreement mostly amending certain provisions set forth in prior agreements.

Changes in the Group’s investments in joint ventures for the nine-month period ended March 31, 2014 and for the year ended June 30, 2013 was as follows:

	March 31, 2014	June 30, 2013
Beginning of the period / year	131,977	77,855
Acquisition of joint ventures	(12)	25,899
Capital contribution	1,221	32,615
Dividends paid	-	(1,250)
Share of profit / (loss), net (1)	3,044	(3,142)
End of the period / year (1)	136,230	131,977

(1) Includes (Ps. 19) as of March 31, 2014, related to the interest in ENUSA. See Note 21.

15

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9.	Interests in associates

As of June 30, 2013, the investment in associates of the Group was Tarshop S.A..

During the present period the Group has acquired shares in associates Avenida Inc. and Avenida Compras S.A. (see Note 4). Consequently, as of March 31, 2014 the investments in associates are Tarshop S.A., Avenida Inc. and Avenida Compras S.A..

Changes in the Group’s investment in associates for the nine-month period ended March 31, 2014 and for the year ended June 30, 2013 were as follows:

	March 31, 2014	June 30, 2013
Beginning of the period / year	39,140	36,600
Acquisition of associates (1)	13,057	-
Share of profit, net	(8,130)	2,540
End of the period / year	44,067	39,140

(1) See Note 4.

16

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.	Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2014 and for the year ended June 30, 2013 was as follows:

	Shopping Centers portfolio	Office and other rental properties portfolio	Undeveloped parcels of land	Properties under development	Total
At July 1, 2012
Costs	2,349,739	146,899	80,096	44,526	2,621,260
Accumulated depreciation	(1,052,086)	(15,380)	-	-	(1,067,466)
Net book amount	1,297,653	131,519	80,096	44,526	1,553,794
Year ended June 30, 2013
Opening net book amount	1,297,653	131,519	80,096	44,526	1,553,794
Additions	47,646	5,690	1,763	144,189	199,288
Transfers	(86)	86	-	-	-
Sales	-	(97)	-	-	(97)
Disposals of unused assets	(65)	-	-	-	(65)
Depreciation charge	(116,772)	(5,248)	-	-	(122,020)
Closing net book amount	1,228,376	131,950	81,859	188,715	1,630,900
At June 30, 2013
Costs	2,397,234	152,578	81,859	188,715	2,820,386
Accumulated depreciation	(1,168,858)	(20,628)	-	-	(1,189,486)
Net book amount	1,228,376	131,950	81,859	188,715	1,630,900
Period ended March 31, 2014
Opening net book amount	1,228,376	131,950	81,859	188,715	1,630,900
Additions	19,213	6,363	111	139,519	165,206
Depreciation charge (i)	(79,727)	(4,540)	-	-	(84,267)
Closing net book amount	1,167,862	133,773	81,970	328,234	1,711,839
At March 31, 2014
Costs	2,416,447	158,941	81,970	328,234	2,985,592
Accumulated depreciation	(1,248,585)	(25,168)	-	-	(1,273,753)
Net book amount	1,167,862	133,773	81,970	328,234	1,711,839

(i)	As of March 31, 2014, depreciation charges were included in “Costs” in the Unaudited Statements of Comprehensive Income (Note 28).

The following amounts have been recognized in the unaudited statement of income:

	March 31, 2014	March 31, 2013
Rental and service income	1,489,049	1,181,420
Costs of property operations	(651,072)	(540,916)
Gain from disposal of investment properties	-	236

17

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.	Investment properties (Continued)

Properties under development mainly comprise works in Shopping Neuquén S.A. and Arcos del Gourmet S.A. As of March 31, 2014 and June 30, 2013 the amount of works in Shopping Neuquén S.A. amounted to Ps. 83,233 and Ps. 43,138, respectively. The works in Arcos del Gourmet S.A. as of March 31, 2014 and June 30, 2013 amounted to Ps. 235,737 and Ps. 136,313, respectively.

As of March 31, 2014 contractual obligations mainly correspond to constructions related with both projects. Shopping Neuquén S.A. contractual obligations amounted to Ps. 205 million and is estimated that the project will be completed on September 2014. Arcos del Gourmet S.A. contractual obligations amounted to Ps. 234 million. On December 10, 2013, the Judicial Branch confirmed an injunction order that suspends the opening of the shopping center on the grounds that it does not have certain governmental permits. Even though the construction has all regulatory permits in place, the Company is carrying out specific actions, has challenged the ruling, and has requested that the injunction be lifted and has reasonable expectations of a favorable result. On April 1, 2014, the Government of the Autonomous City of Buenos Aires granted a new environmental clearing certificate.

18

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2014 and for the year ended June 30, 2013 was as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
At July 1, 2012
Costs	11,906	16,571	61,023	291	56	89,847
Accumulated depreciation	(8,661)	(6,882)	(56,535)	(284)	-	(72,362)
Net book amount	3,245	9,689	4,488	7	56	17,485
Year ended June 30, 2013
Opening net book amount	3,245	9,689	4,488	7	56	17,485
Additions	415	529	8,899	-	-	9,843
Transfers	-	(6,186)	6,186	-	-	-
Disposals	-	-	(3)	-	-	(3)
Depreciation charge	(776)	(690)	(5,683)	(7)	-	(7,156)
Closing net book amount	2,884	3,342	13,887	-	56	20,169
At June 30, 2013
Costs	12,321	10,914	76,105	291	56	99,687
Accumulated depreciation	(9,437)	(7,572)	(62,218)	(291)	-	(79,518)
Net book amount	2,884	3,342	13,887	-	56	20,169
Period ended March 31, 2014
Opening net book amount	2,884	3,342	13,887	-	56	20,169
Additions	1,488	711	5,790	-	-	7,989
Disposals	-	-	(36)	-	-	(36)
Depreciation charge (i)	(899)	(564)	(5,055)	-	-	(6,518)
Closing net book amount	3,473	3,489	14,586	-	56	21,604
At March 31, 2014
Costs	13,809	11,625	81,859	291	56	107,640
Accumulated depreciation	(10,336)	(8,136)	(67,273)	(291)	-	(86,036)
Net book amount	3,473	3,489	14,586	-	56	21,604

(i)	As of March 31, 2014, depreciation charges were included in “Costs” for Ps. 5,624, in “General and administrative expenses” for
Ps. 835 and in “Selling expenses” for Ps. 59, in the Unaudited Statement of Comprehensive Income (Note 28).

19

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trading properties

Changes in the Group’s trading property for the nine-month period ended March 31, 2014 and for the year ended June 30, 2013 was as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
At July 1, 2012	2,363	30,959	6,024	39,346
Additions	19	-	-	19
Disposals / Sales (i)	(762)	-	-	(762)
At June 30, 2013	1,620	30,959	6,024	38,603
Additions	1,400	-	-	1,400
Transfers (ii)	7,351	(7,351)	-	-
Disposals / Sales (i)	(2,929)	-	-	(2,929)
At March 31, 2014	7,442	23,608	6,024	37,074

(i)	Corresponds to the sale of housing units (apartments and parking spaces) of Torres Rosario.
(ii)	See Note 37.

20

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

13.	Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2014 and for the year ended June 30, 2013 was as follows:

	Goodwill	Computer Software	Rights of use (ii)	Others	Total
At July 1, 2012
Costs	506	14,163	20,873	907	36,449
Accumulated depreciation	-	(13,256)	-	(692)	(13,948)
Net book amount	506	907	20,873	215	22,501
Year ended June 30, 2013
Opening net book amount	506	907	20,873	215	22,501
Additions	-	567	-	-	567
Amortization charge	-	(548)	-	(82)	(630)
Closing net book amount	506	926	20,873	133	22,438
At June 30, 2013
Costs	506	14,730	20,873	907	37,016
Accumulated depreciation	-	(13,804)	-	(774)	(14,578)
Net book amount	506	926	20,873	133	22,438
Period ended March 31, 2014
Opening net book amount	506	926	20,873	133	22,438
Additions	-	142	-	10,953	11,095
Amortization charge (i)	-	(363)	-	(60)	(423)
Closing net book amount	506	705	20,873	11,026	33,110
At March 31, 2014
Costs	506	14,872	20,873	11,860	48,111
Accumulated depreciation	-	(14,167)	-	(834)	(15,001)
Net book amount	506	705	20,873	11,026	33,110

(i)	As of March 31, 2014, amortization charge is included in “Costs” in the Unaudited Statements of Comprehensive Income (Note 28). There are no impairment charges for any of the reported years.
(ii)	Correspond to the project Arcos del Gourmet which has not been amortized yet because it is still in the development stage.

14.	Inventories

Company’s inventories as of March 31, 2014 and June 30, 2013 were as follows:

	March 31, 2014	June 30, 2013
Current
Materials and others items of inventories	9,671	9,896
Total inventories	9,671	9,896

21

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Financial instruments by category

Determination of fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on quoted prices in active markets for identical financial assets or liabilities that the Group can refer to year-end. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds and mortgage bonds for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. The financial instruments the Group has allocated to this level comprise derivative financial instruments.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. As of March 31, 2014, the company has determined that Arcos del Gourmet S.A.’s stock option is a Level 3 financial instrument, with a fair value of zero at the end of the period.

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level 3 instruments. The team directly reports to the Chief Financial Officer (CFO). The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports. According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer. Since June 30, 2013, there have been no transfers between the several tiers used in estimating the fair value of the Group’s financial instruments.

22

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.           Financial instruments by category (Continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of March 31, 2014 and June 30, 2013 and their allocation to the different levels of the fair value hierarchy:

	March 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	66,460	-	-	66,460
- Don Mario SGR	13,474	-	-	13,474
- Mutual funds	81,917	-	-	81,917
- Government bonds	139,992	-	-	139,992
- Bonds issued by Banco Macro	1,339	-	-	1,339
- Non-convertible notes related parties	81,808	-	-	81,808
- Foreign-currency futures contract	-	3,400	-	3,400
- Interest rate swaps	-	253	-	253
Total assets	384,990	3,653	-	388,643

	March 31, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
Foreign-currency futures contract	-	10,678	-	10,678
Total liabilities	-	10,678	-	10,678

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	56,775	-	-	56,775
- Don Mario SGR	11,691	-	-	11,691
- Mutual funds	55,915	-	-	55,915
- Non-convertible notes related parties	5,136	-	-	5,136
- Government bonds	91,708	-	-	91,708
- Bonds issued by Banco Macro	781	-	-	781
- Mortgage bonds	540	-	-	540
Total assets	222,546	-	-	222,546

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Liabilities
Foreign-currency futures contract	-	1,732	-	1,732
Total liabilities	-	1,732	-	1,732

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign-currency contracts	Present value method	Theoretical price	Money market curve; Interest curve. Foreign exchange curve.
Interest rate swaps	Cash flows	-	Interest rate futures
Arcos del Gourmet S.A. purchase option	Cash flows	-	Projected revenues and discount rate

23

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Trade and other receivables

The following table shows the amounts of trade and other receivables as of March 31, 2014 and June 30, 2013:

	March 31, 2014	June 30, 2013
Non-current
Leases and services receivables	53,770	51,804
Properties sales receivables	3,007	3,007
Consumer financing receivables	-	214
Less: provision for impairment of trade receivables	(2,208)	(2,266)
Total Non-current trade receivables	54,569	52,759
Prepayments	9,431	5,210
VAT receivables	18,432	17,848
Others	27	93
Loans	1,116	-
Total Non-current other receivables	29,006	23,151
Total Non-current trade and other receivables	83,575	75,910
Current
Leases and services receivables	201,412	182,932
Deferred checks received	178,881	195,184
Properties sales receivables	618	484
Consumer financing receivables	14,992	15,735
Debtors under legal proceedings	46,247	43,844
Less: Provision for impairment of trade receivables	(69,417)	(70,988)
Total Current trade receivables	372,733	367,191
Prepayments	55,302	39,807
VAT receivables	3,774	16,790
Loans	8,739	5,258
Other tax receivables	4,535	6,052
Advance payments	65,538	36,539
Others	8,693	7,810
Less: provision for impairment of trade receivables	(175)	(175)
Total Current other receivables	146,406	112,081
Related parties (Note 33)	155,760	71,291
Total Current trade and other receivables	674,899	550,563
Total trade and other receivables	758,474	626,473

24

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Trade and other receivables (Continued)

Movements on the Group’s provision for impairment of trade receivables are as follows:

	March 31, 2014	June 30, 2013
Beginning of the period / year	73,429	62,139
Additions (Note 28)	6,071	17,301
Unused amounts reversed (Note 28)	(4,169)	(4,344)
Receivables written off	-	(235)
Used during the period / year	(3,531)	(1,432)
End of the period / year	71,800	73,429

The creation and release of provision for impaired receivables has been included in “Selling expenses” in the statement of income (Note 28). Amounts charged to the provision account are generally written off, when there is no expectation of recovering additional cash.

17.	Investments in financial assets

The following table shows the amounts of investments in financial assets as of March 31, 2014 and June 30, 2013:

	March 31, 2014	June 30, 2013
Non-current
Financial assets at fair value through profit or loss
Investment in equity securities in TGLT	66,460	56,775
Don Mario SGR	10,000	10,060
Financial assets at amortized cost
Non-convertible notes (Note 33)	7,000	33,128
Total Non-current	83,460	99,963
Current
Financial assets at fair value through profit or loss
Mutual funds	80,190	51,518
Non-convertible notes related parties (Note 33)	81,808	5,136
Bonds issued by Banco Macro	1,339	781
Mortgage bonds (Note 33)	-	540
Don Mario SGR	3,474	1,631
Government bonds	139,992	91,708
Financial assets at amortized cost
Non-convertible notes related parties (Note 33)	15,902	17,860
Total Current	322,705	169,174
Total investments in financial assets	406,165	269,137

25

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.	Cash and cash equivalents information

The following table shows the amounts of cash and cash equivalents as of March 31, 2014 and June 30, 2013:

	March 31, 2014	June 30, 2013
Cash at bank and on hand	141,677	152,595
Time deposits in local currency	-	66,393
Mutual funds	1,727	4,397
Total cash and cash equivalents	143,404	223,385
Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2014 and 2013:

	Note	March 31, 2014	March 31, 2013
Profit for the period		319,204	260,706
Adjustments for:
Income tax expense	24	174,961	143,168
Depreciation and amortization	28	91,208	97,374
Disposal of unused property, plant and equipment	11	36	8
Loss from purchase of companies	8	12	-
Gain from disposal of trading properties	12	(16,131)	(3,500)
Gain from disposal of investment properties	10	-	(236)
Provision for directors’ fees		11,615	7,813
Long-term incentive program reserve	32	9,836	3,657
Gain from derivative financial instruments	31	(40,403)	-
Changes in fair value of financial assets through profit or loss	31	(87,694)	(2,127)
Financial results, net		440,676	142,214
Doubtful accounts, net	28	1,902	5,687
Provisions	21	3,902	4,819
Share of profit of associates and joint ventures	8 and 9	5,086	(2,285)
Unrealized foreign exchange loss		(10,727)	(3,776)
Changes in operating assets and liabilities:
Decrease in inventories	14	225	358
Decrease in trading properties	12	19,060	4,257
Increase in trade and other receivables	16	(110,837)	(34,789)
Increase in trade and other payables	19	24,955	67,676
Increase / (Decrease) in payroll and social security liabilities	20	9,939	(7,013)
Uses in provisions	21	(1,678)	(663)
Net cash generated from operating activities before income tax paid		845,147	683,348

26

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.           Cash and cash equivalents information (Continued)

	March 31, 2014	March 31, 2013
Non-cash activities
Decrease in trade and other payables through an increase in shareholders’ equity	783	626
Increase in trade and other receivables through a decrease in investments in financial assets	16,825	-
Dividends not yet paid	-	1,610
Conversion of notes	-	41
Increase in property, plant and equipment through an increase in borrowings	539	-
Increase in trading properties through a decrease in trade and other receivables	1,400	-

19.	Trade and other payables

The following table shows the amounts of trade and other payables as of March 31, 2014 and June 30, 2013:

	March 31, 2014	June 30, 2013
Non-current
Rent and service payments received in advance	51,039	51,274
Admission rights	118,079	112,655
Guarantee deposits	2,571	1,999
Total Non-current trade payables	171,689	165,928
Tax amnesty plan for payable taxes	13,503	15,593
Other income to be accrued	8,065	8,637
Other payables	6,894	-
Total Non-current other payables	28,462	24,230
Related parties (Note 33)	197	12
Total Non-current trade and other payables	200,348	190,170
Current
Trade payables	38,258	25,183
Accrued invoices	61,465	56,681
Customer advances	35,637	32,174
Rent and service payments received in advance	127,444	121,652
Admission rights	110,960	98,656
Guarantee deposits	1,500	1,173
Total Current trade payables	375,264	335,519
VAT payables	21,498	15,630
Withholdings payable	8,821	14,036
Other tax payables	5,707	4,869
Other income to be accrued	495	266
Tax amnesty plan for payable taxes	3,545	3,840
Dividends	1,718	8,562
Others	2,981	950
Total Current other payables	44,765	48,153
Related parties (Note 33)	37,270	53,965
Total Current trade and other payables	457,299	437,637
Total trade and other payables	657,647	627,807

27

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.	Payroll and social security liabilities

The following table shows the amounts of payroll and social security liabilities as of March 31, 2014 and June 30, 2013:

	March 31, 2014	June 30, 2013
Current
Provision for vacation, bonuses and others	29,727	18,578
Social security payable	6,242	7,452
Others	11	11
Total payroll and social security liabilities	35,980	26,041

21.	Provisions

The following table shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Investments in joint ventures (*)	Total
At June 30, 2013	17,829	-	17,829
Increases (Note 30)	7,101	19	7,120
Decreases (Note 30)	(3,199)	-	(3,199)
Used during the period	(1,678)	-	(1,678)
At March 31, 2014	20,053	19	20,072

(*) Correspond to equity interests in joint ventures with negative equity.

Breakdown of current and non-current provisions is as follows:

	March 31, 2014	June 30, 2013
Non-current	18,290	11,730
Current	1,782	6,099
	20,072	17,829

28

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

22.	Borrowings

						Book value
	Secured/ unsecured	Currency	Rate	Effective interest rate %	Principal nominal value	March 31, 2014	June 30, 2013
Non-current
APSA ON Series I due 2017 (Note 33)	Unsecured	USD	Fixed	7.875%	110,000	876,434	589,468
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	12,610	77,441	49,327
Syndicated loans (iii)	Unsecured	Ps.	Fixed	(iii)	202,780	100,097	175,604
Finance leases	Secured	USD	Fixed	7.50%	373	1,174	1,252
Bank loans (vi)	Unsecured	Ps.	Fixed	15.25%	5,932	4,514	-
Banco Provincia de Buenos Aires loan (iv)	Unsecured	Ps.	Fixed	(iv)	42,556	9,618	19,163
Non-current borrowings						1,069,278	834,814
Current
APSA ON Series I due 2017 (Note 33)	Unsecured	USD	Fixed	7.875%	110,000	26,050	5,499
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	12,610	3,787	3,397
Seller financing - Arcos del Gourmet S.A. (ii)	Unsecured	USD	Fixed	11.69%	-	-	11,408
Banco Provincia de Buenos Aires loan (iv)	Unsecured	Ps.	Fixed	(iv)	42,556	33,333	9,625
Syndicated loans (iii)	Unsecured	Ps.	Fixed	(iii)	202,780	101,307	51,005
Bank loans (vi)	Unsecured	Ps.	Fixed	15.25%	5,932	1,302	-
Bank overdrafts (v)	Unsecured	Ps.	Floating	(v)	-	59,393	273,956
Finance leases	Secured	USD	Fixed	7.50%	373	1,615	1,138
Current borrowings						226,787	356,028
Related parties (Note 33)						65	-
Total current borrowings						226,852	356,028
Total borrowings						1,296,130	1,190,842

(i)	Seller financing Soleil Factory (investment property) = Mortgage financing of USD 20.7 million with a fixed 5% interest rate due in June 2017.
(ii)	Seller financing Arcos del Gourmet S.A. (intangible assets).
(iii)
On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at a rate of 15.01%. On June 12, 2013 the Company subscribes a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 33).

(iv)
On December 12, 2012, the Company subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2013. Additionally, on February 3, 2014, a new loan has been subscribed for Ps. 20 million. As of the date of these financial statements, the mentioned capital is fully canceled.

(v)	Granted by diverse financial institutions. They accrue interest rates ranging from 23% to 35% annually, and are due within a maximum term of 3 months from the closing date of each fiscal year.
(vi)	On December 23, 2013, the Company subscribed a loan with Banco Citibank N.A. for Ps. 5.9 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2014.

29

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

23.	Derivative financial instruments

The following table shows the derivative financial instruments as of March 31, 2014 and June 30, 2013:

	March 31, 2014	June 30, 2013
Current
Foreign-currency futures contracts (Note 33)	3,400	-
Interest rate swaps	253	-
Total current derivative financial instruments	3,653	-
Total derivative financial instruments	3,653	-

Liabilities
Current
Foreign-currency futures contracts	10,678	1,732
Total current derivative financial instruments	10,678	1,732
Total derivative financial instruments	10,678	1,732

24.	Current and deferred income tax

The details of the provision for the Group’s income tax as of March 31, 2014 and 2013 are as follows:

	March 31, 2014	March 31, 2013
Current income tax	(176,506)	(158,554)
Deferred income tax	1,553	15,392
Minimum presumed income tax (MPIT)	(8)	(6)
Income tax expense	(174,961)	(143,168)

The statutory tax rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	25%

30

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Current and deferred income tax (Continued)

Deferred income tax (broken down into assets and liabilities) during the period ended March 31, 2014 and the fiscal year ended June 30, 2013 is the following:

Deferred income tax assets	Tax loss carry-forwards	Trade and other payables	Others	Trading properties	Total
At June 30, 2013	22,978	93,273	14,482	7,164	137,897
Charged / (credited) to the statement of income	(624)	8,468	5,504	1,751	15,099
At March 31, 2014	22,354	101,741	19,986	8,915	152,996

Deferred income tax liabilities	Investment properties	Trade and other receivables	Others	Investments	Total
At June 30, 2013	(103,489)	(44,521)	(3,765)	(50,660)	(202,435)
Charged / (credited) to the statement of income	2,248	(11,256)	665	(5,203)	(13,546)
At March 31, 2014	(101,241)	(55,777)	(3,100)	(55,863)	(215,981)

The Group did not recognize deferred income tax assets of Ps. 2,371 and Ps. 2,717 as of March 31, 2014 and June 30, 2013, respectively, related to certain businesses which are still in their development stage. Although management estimates that, once operational, the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s limited operating history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Below is a reconciliation between income tax recognized and that which would result applying the prevailing tax rate on the Profit Before Income Tax for the nine-month periods ended March 31, 2014 and 2013:

	March 31, 2014	March 31, 2013
Tax calculated at the tax rates applicable to profits in the respective countries	172,958	141,356
Tax effects of:
Non-deductible items	912	614
Non-taxable items	(4,138)	-
Unrecognized tax losses	(1,621)	2,514
Share of profit of associates and joint ventures	1,780	(800)
Minimum presumed income tax (MPIT) recognized in profit or loss	8	-
Others	5,062	(516)
Income tax expense	174,961	143,168

31

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Equity

Special reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

Dividends paid in the period

The dividends paid during the period ended March 31, 2014 pertaining to distributions authorized for fiscal year amounted to Ps. 169,413.

26.	Revenues

For the nine-month periods ended March 31, 2014 and 2013:

	March 31, 2014	March 31, 2013
Base rent	551,261	432,386
Contingent rent	230,306	184,074
Admission rights	92,538	78,197
Parking fees	59,396	44,981
Averaging of scheduled rent escalation	10,731	14,546
Letting fees	32,824	28,123
Management fees	16,576	13,095
Expenses and collective promotion fund	492,308	384,266
Others	3,109	1,752
Total rental and service income	1,489,049	1,181,420
Sale of trading properties	19,060	4,262
Total sale of properties	19,060	4,262
Other revenues from consumer financing	457	1,100
Total other revenues from consumer financing	457	1,100
Total Group revenue	1,508,566	1,186,782

32

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

27.	Costs

For the nine-month periods ended March 31, 2014 and 2013:

	March 31, 2014	March 31, 2013
Service charge expense and other operating costs	651,072	540,916
Total cost of property operations	651,072	540,916
Cost of sale of trading properties	5,238	2,854
Total cost of trading properties	5,238	2,854
Other costs from consumer financing	241	845
Total other costs from consumer financing	241	845
Total Group costs	656,551	544,615

33

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

28.	Expenses by nature

For the nine-month period ended March 31, 2014:

	Costs
	Charges for services and other operating cost	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	205,283	-	-	15,023	3,807	224,113
Maintenance, security, cleaning, repairs and others	147,944	1,470	3	865	105	150,387
Advertising and other selling expenses	118,212	-	-	-	9,169	127,381
Depreciation and amortization	90,314	-	-	835	59	91,208
Taxes, rates and contributions	48,350	197	-	83	33,604	82,234
Directors’ fees	-	-	-	40,354	-	40,354
Fees and payments for services	18,349	2	236	10,698	1,768	31,053
Leases and expenses	11,952	640		1,022	112	13,726
Cost of sale of properties	-	2,929	-	-	-	2,929
Impairment of receivables (charge and recovery)	-	-	-	-	1,902	1,902
Other expenses	10,668	-	2	3,246	86	14,002
Total expenses by nature	651,072	5,238	241	72,126	50,612	779,289

34

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

28.	Expenses by nature (Continued)

For the nine-month period ended March 31, 2013:

	Costs
	Charges for services and other operating cost	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	160,666	384	3	5,577	3,431	170,061
Maintenance, security, cleaning, repairs and others	127,200	1,047	34	622	106	129,009
Advertising and other selling expenses	84,774	-	-	-	3,412	88,186
Depreciation and amortization	96,851	-	-	452	71	97,374
Taxes, rates and contributions	37,542	144	-	100	25,907	63,693
Directors’ fees	-	-	-	30,884	-	30,884
Fees and payments for services	19,847	19	802	7,318	837	28,823
Leases and expenses	7,336	498	-	735	129	8,698
Cost of sale of properties	-	762	-	-	-	762
Impairment of receivables (charge and recovery)	-	-	-	-	5,687	5,687
Other expenses	6,700	-	6	2,141	60	8,907
Total expenses by nature	540,916	2,854	845	47,829	39,640	632,084

35

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Employee costs

For the nine-month periods ended March 31, 2014 and 2013:

	March 31, 2014	March 31, 2013
Salaries, bonuses and social security costs	214,277	166,404
Shared-based compensation (Note 32)	9,836	3,657
Employee costs	224,113	170,061

30.	Other operating results, net

For the nine-month periods ended March 31, 2014 and 2013:

	March 31, 2014	March 31, 2013
Donations	(15,454)	(7,385)
Lawsuits (Note 21)	(3,902)	(4,819)
Others	420	510
Total Other operating results, net	(18,936)	(11,694)

31.	Financial results, net

For the nine-month periods ended March 31, 2014 and 2013:

	March 31, 2014	March 31, 2013
Finance income:
- Interest income	44,203	22,029
- Foreign exchange	55,037	13,801
Finance income	99,240	35,830
Finance costs:
- Interest expense	(116,924)	(63,197)
- Foreign exchange	(315,989)	(90,166)
- Other finance costs	(22,720)	(20,875)
- Gain from repurchase of Non-Convertible Notes	-	(10,257)
Subtotal financial costs	(455,633)	(184,495)
Less: Capitalized finance costs	17,206	6,049
Finance costs	(438,427)	(178,446)
Other financial results:
- Fair value gains of financial assets at fair value through profit or loss	87,694	2,127
- Gain / (loss) from derivative financial instruments	40,403	(1,162)
Other financial results	128,097	965
Total financial results, net	(211,090)	(141,651)

36

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

32.	Share-based compensation

Equity Incentive Plan

The Group incurred a charge of Ps. 9,836 and Ps. 3,657 for the nine-month periods ended on March 31, 2014 and 2013, respectively, related to the awards granted under the equity incentive plan, and 1,432,645 shares were granted.

33.	Related party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

-
An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-	An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2013.

37

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of March 31, 2014:

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings	Current Derivative financial instruments
Direct parent company
IRSA Inversiones y Representaciones	Reimbursement of expenses	-	-	10	-	(789)	-	-	-
Sociedad Anónima (IRSA)	Non-Convertible notes	-	81,808	-	-	-	-	-	-
	Share-based payments	-	-	131	-	-	-	-	-
	Borrowings	-	-	141,971	-	-	-	-	-
Total direct parent company		-	81,808	142,112	-	(789)	-	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	3,960	-	(27)	-	-	-
	Corporate services	-	-	-	-	(22,673)	-	-	-
	Share-based payments	-	-	624	-	-	-	-	-
	Non-Convertible notes	7,000	15,902	-	-	-	(21,645)	(663)	-
Total direct parent company of IRSA		7,000	15,902	4,584	-	(22,700)	(21,645)	(663)	-

Associates of APSA
Tarshop S.A.	Reimbursement of expenses	-	-	620	-	-	-	-	-
	Customer advances	-	-	-	-	(271)	-	-	-
	Leases and/or rights of spaces’ use	-	-	19	(185)	(234)	-	-	-
Total associates of APSA		-	-	639	(185)	(505)	-	-	-

Joint ventures of APSA
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	1,415	-	-	-	-	-
	Management fees	-	-	36	-	-	-	-	-
	Leases’ collections	-	-	12	-	(13)	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	-	(94)	-	-	-
	Borrowings	-	-	-	-	-	-	(65)	-
Quality Invest S.A.	Reimbursement of expenses	-	-	6	-	-	-	-	-
	Management fees	-	-	1	-	-	-	-	-
Total joint ventures of APSA		-	-	1,470	-	(107)	-	(65)	-

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	567	-	(8)	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	28	-	(23)	-	-	-
	Hotel services	-	-	-	-	(10)	-	-	-
Hoteles Argentinos S.A.	Reimbursement of expenses	-	-	-	-	(1)	-	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	-	6	-	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	100	-	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	61	-	-	-	-	-
Tyrus	Reimbursement of expenses	-	-	36	-	-	-	-	-
Total subsidiaries of IRSA		-	-	802	-	(42)	-	-	-

38

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related party transactions (Continued)

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings	Current Derivative financial instruments
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	121	-	(1)	-	-	-
Cactus Argentina S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
Sociedad Anonima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	-	-		-	(4)	-	-	-
	Advanced payments	-	-	2,000	-	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	1	-	-	-	-	-
Total subsidiaries of Cresud		-	-	2,124	-	(5)	-	-	-

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	(1,085)	-	-	-
	Leases and/or rights of spaces’ use	-	-	2,104	-	-	-	-	-
	Foreign-currency contracts	-	-	-	-	-	-	-	(1,553)
	Borrowings	-	-	-	-	-	(27,780)	(18,855)	-
Total associates of IRSA		-	-	2,104	-	(1,085)	(27,780)	(18,855)	(1,553)

Joint ventures of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	60	-	-	-	-	-
Total joint ventures of IRSA		-	-	60	-	-	-	-	-

Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	-	564	-	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	109	-	(5)	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	76	-	-	-	-	-
Entertainment Holding S.A	Reimbursement of expenses	-	-	138	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	169	-	-	-	-	-
	Advanced payments	-	-	10	-	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(341)	-	-	-
Austral Gold S.A.	Reimbursement of expenses	-	-	7	-	-	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	771	-	(50)	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	21	-	-	-	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	-	(5)	-	-	-
Total other related parties		-	-	1,865	-	(401)	-	-	-

Directors
Directors	Fees	-	-	-	-	(11,626)	-	-	-
	Reimbursement of expenses	-	-	-	-	(10)	-	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-	-
Total directors		-	-	-	(12)	(11,636)	-	-	-
Total		7,000	97,710	155,760	(197)	(37,270)	(49,425)	(19,583)	(1,553)

39

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2013:

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	Reimbursement of expenses	-	-	-	-	(2,515)	-	-
	Non-Convertible notes	19,128	1,205	-	-	-	-	-
	Corporate Services	-	-	-	-	(2,257)	-	-
	Share-based payments	-	-	72	-	(63)	-	-
	Management collections	-	-	313	-	-	-	-
	Borrowings	-	-	64,533	-	-	-	-
Total direct parent company		19,128	1,205	64,918	-	(4,835)	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	7	-	(10,432)	-	-
	Corporate Services	-	-	-	-	(25,424)	-	-
	Share-based payments	-	-	538	-	-	-	-
	Non-Convertible notes	14,000	16,655	-	-	-	-	-
Total direct parent company of IRSA		14,000	16,655	545	-	(35,856)	-	-

Associates of APSA
Tarshop S.A.	Reimbursement of expenses	-	-	1,751	-	(1)	-	-
Total associates of APSA		-	-	1,751	-	(1)	-	-

Joint ventures of APSA
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	272	-	(141)	-	-
	Leases’ collections	-	-	12	-	(13)	-	-
	Leases and/or rights of spaces’ use	-	-	-	-	(248)	-	-
	Management fees	-	-	629	-	-	-	-
Quality Invest S.A.	Reimbursement of expenses	-	-	51	-	-	-	-
	Management fees	-	-	46	-	-	-	-
	Borrowings	-	-	500	-	-	-	-
Total joint ventures of APSA		-	-	1,510	-	(402)	-	-

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	846	-	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	28	-	(63)	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	-	5	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	67	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	1	-	-	-	-
Total subsidiaries of IRSA		-	-	951	-	(63)	-	-

40

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related party transactions (Continued)

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	36	-	(6)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	9	-	-	-	-
Total subsidiaries of Cresud		-	-	45	-	(6)	-	-

Associates of IRSA							-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	299	-	(281)	-	-
	Leases and/or rights of spaces’ use	-	-	10	-	-	-	-
	Non-Convertible notes	-	5,136	-	-	-	-	-
	Mortgage bonds	-	540	-	-	-	-	-
	Borrowings	-	-	-	-	-	(35,557)	(9,738)
Total associates of IRSA		-	5,676	309	-	(281)	(35,557)	(9,738)

Joint ventures of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	84	-	(59)	-	-
Total joint ventures of IRSA		-	-	84	-	(59)	-	-

Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	-	29	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	88	-	(5)	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	10	-	(437)	-	-
	Fees	-	-	-	-	(182)
	Advances	-	-	3	-	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	1,035	-	(11)	-	-
Fundación IRSA	Reimbursement of expenses	-	-	13	-	(1)	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	-	(3)	-	-
Total other related parties		-	-	1,178	-	(639)	-	-

Directors
Directors	Fees	-	-	-	-	(11,754)	-	-
	Reimbursement of expenses	-	-	-	-	(69)	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-
Total directors		-	-	-	(12)	(11,823)	-	-
Total		33,128	23,536	71,291	(12)	(53,965)	(35,557)	(9,738)

41

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the nine-month period ended March 31, 2014:

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	-	-	4,368	(4,527)	-
Total direct parent company	-	-	4,368	(4,527)	-

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(53,269)	-	(262)	-	-
Total direct parent company of IRSA	(53,269)	-	(262)	-	-

Associates of APSA
Tarshop S.A.	-	(239)	-	1,720	-
Total associates of APSA	-	(239)	-	1,720	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(1,307)	-	-	-
Fundación IRSA	-	-	-	-	(2,250)
Hamonet S.A.	-	-	-	(94)	-
Isaac Elsztain e hijos S.A.	-	-	-	(179)	-
Total other related parties	-	(1,307)	-	(273)	(2,250)

Directors and Senior Management
Directors	-	(40,354)	-	-	-
Senior Management	-	(3,987)	-	-	-
Total Directors and Senior Management	-	(44,341)	-	-	-

Joint ventures of APSA
Quality Invest S.A.	-	162	-	-	-
Nuevo Puerto Santa Fe S.A.	-	1,090	-	(426)	-
Total joint ventures of APSA	-	1,252	-	(426)	-

Associates of IRSA
Banco Hipotecario S.A.	-	-	43,614	344	-
Total associates of IRSA	-	-	43,614	344	-
Total	(53,269)	(44,635)	47,720	(3,162)	(2,250)

42

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the nine-month period ended March 31, 2013:

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	-	-	(26,567)	(3,976)	-
Total direct parent company	-	-	(26,567)	(3,976)	-

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(49,088)	-	5,347	-	-
Total direct parent company of IRSA	(49,088)	-	5,347	-	-

Associates of APSA
Tarshop S.A.	-	-	-	1,801	-
Total associates of APSA	-	-	-	1,801	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(1,071)	-	-	-
Fundación IRSA	-	-	-	-	(1,420)
Hamonet S.A.	-	-	-	72	-
Isaac Elsztain e hijos S.A.	-	-	-	136	-
Total other related parties	-	(1,071)	-	208	(1,420)

Directors and Senior Management
Directors	-	(30,884)	-	-	-
Senior Management	-	(152)	-	-	-
Total Directors and Senior Management	-	(31,036)	-	-	-

Joint ventures
Quality Invest S.A.		162	28	-	-
Nuevo Puerto Santa Fe S.A.	-	794	-	(28)	-
Total joint ventures	-	956	28	(28)	-

Associates of the parent companies
Banco Hipotecario S.A.	-	-	(1,054)	307	-
Total associates of the parent companies	-	-	(1,054)	307	-
Total	(49,088)	(31,151)	(22,246)	(1,688)	(1,420)

43

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	CNV General Resolution No. 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 - Investment properties
Note 11 - Property, plant and equipment
Exhibit B - Intangible assets	Note 13 - Intangible assets
Exhibit C - Equity investments	Note 35 - Equity investments
Exhibit D - Other investments	Note 15 - Financial instruments by category
Note 17 - Investments in financial assets
Note 18 - Cash and cash equivalents
Exhibit E - Provisions	Note 16 - Trade and other receivables
Note 21 - Provisions
Exhibit F - Cost of sales and services provided	Note 12 - Trading properties
Note 27 - Costs
Exhibit G - Foreign currency assets and liabilities	Note 36 - Foreign currency assets and liabilities

44

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

35.	Equity investments

Issuer and type of securities	Class / Items	Amount.	Value recorded as of 03.31.14	Value recorded as of 06.30.13	Market value as of 03.31.14	Issuer’s information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Income (loss) for the period	Shareholders’ Equity
Quality Invest S.A.	Common share 1 vote	70,314,342	62,752	63,210	Not publicly traded	Real estate	Argentina	03.31.14	140,629	(916)	126,504	50%
	Contributions		500	-
	Goodwill		3,911	3,911		investment
	Higher value		19,327	19,489
Nuevo Puerto Santa Fe S.A.	Common share 1 vote	138,750	20,541	16,504	Not publicly traded	Commercial	Argentina	03.31.14	27,750	8,074	41,082	50%
	Higher value		4,024	4,155		real
	Goodwill		1,323	1,323		estate
Tarshop S.A.	Common share 1 vote	26,759,288	31,864	40,718	Not publicly traded	Consumer financing	Argentina	03.31.14	133,796	(44,270)	159,318	20%
	Intergroup transactions		(1,105))	(1,578))
Entertainment Holdings S.A.	Common share 1 vote	22,395,574	19,695	12,709	Not publicly traded	Investment	Argentina	03.31.14	44,791	(393)	40,830	50%
	Irrevocable contributions		721	-
	Lower / Higher value		(23,192))	24
	Goodwill		26,647	10,652
Entretenimiento Universal S.A.	Common share 1 vote	300	(19))	-	Not publicly traded	Event organization and others	Argentina	03.31.14	(1) 12	543	756	50%
Avenida Inc. S.A.	Preferred shares 1 vote	3,703,704	8,755	-	Not publicly traded	Investment	United States	03.31.14	(2) 2,001	(2) 211	(2) 1,596	24.79%
	Goodwill		4,595
Avenida Compras S.A.	Common share 1 vote	23,077	(60)	-	Not publicly traded	E-commerce	Argentina	03.31.14	1,100	(2,882)	10,258	2.10%
	Goodwill		18	-
Total non-current investments as of 12.31.13			180,297	-
Total non-current investments as of 06.30.13			-	171,117

(1)	Correspond to the result of the period beginning on January 1, 2014 and ended March 31, 2014.
(2)	Amounts are stated in U.S. dollars (US$).

45

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

36.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (*)	Amount of foreign currency (1)	Exchange rate prevailing (2)	Total as of 03.31.14	Amount of foreign currency	Exchange rate prevailing (1)	Total as of 06.30.13
Asset
Trade and other receivables
Uruguayan Pesos	-	-	-	76	0.26219	20
US Dollar	19,883	7.902	157,110	15,248	5.348	81,547
Euros	2	10.8708	26	3	6.949	20
Total Trade and other receivables			157,136			81,587
Investments in financial assets
Uruguayan Pesos	502	0.3627	182	-	-	-
US Dollar	11,238	7.902	88,811	2,015	5.348	10,774
Total Investments in financial assets			88,993			10,774
Cash and cash equivalents
Uruguayan Pesos	3	0.3627	1	4	0.26219	1
US Dollar	15,010	7.902	118,612	5,382	5.348	28,781
Pounds	2	13.1726	20	1	8.08	12
Euros	14	10.8708	148	13	6.949	91
Total Cash and cash equivalents			118,781			28,885
Total Assets as of 03.31.14			364,910			-
Total Assets as of 06.30.13			-			121,246
Liabilities
Trade and other payables
Uruguayan Pesos	3	0.3813	1
US Dollar	2,088	8.002	16,711	5,860	5.388	31,572
Euros	-	-	-	6	7.0146	41
Total Trade and other payables			16,712			31,613
Borrowings
Uruguayan Pesos	170	0.3813	65
US Dollar	123,486	8.002	988,138	123,102	5.388	663,271
Total Borrowings			988,203			663,271
Provisions
US Dollar	200	8.002	1,600	-	-	-
Total Provisions			1,600			-
Total Liabilities as of 03.31.14			1,006,515			-
Total Liabilities as of 06.30.13			-			694,884

(*)	The Company uses some complementary financial instruments with the purpose of reducing its expose to exchange rate movements. See Note 23.
(1)	Considering foreign currencies those that differ from each one of the Group´s companies´ functional currency at each period/year-end.
(2)	Exchange rate as of March 31, 2014 and June 30, 2013 according to Nación Argentina´s Bank.

46

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

37.	Condominio del Alto – Performance of Exchange Agreement

On November 14, 2013 APSA and Condominios del Alto S.A. (“Condominios”) executed a conveyance deed whereby Condominios conveyed upon APSA freehold and full possession of the units agreed in exchange Upon such execution, APSA stated that the mortgage on the property has been fully discharged.

38.	Relevant fact Iron Mountain

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. Such company is a supplier of the Group and Group’s documentation was being kept in the mentioned warehouse. To the date of issuance of these financial statements, the Group is waiting for the company that experienced the fire to report whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain warehouse that were on fire do not appear to be sensitive or capable of affecting normal operations.

39.	Subsequent events

On April 11, 2014, Shopping Neuquén S.A. sold Continental Urbana Sociedad Anónima Inversora a the plot of land denominated Ho, with an area of 3,007 m2 of the land located in the city of Neuquén, in an amount of USD 0.09 million for purposes of building, developing and operating a hotel in accordance with the characteristics established in the conveyance deed of title and, as established in the agreement entered into with the Province of Neuquén, the Municipality of Neuquén and Shopping Neuquén S.A. in relation to the urban complex under development. The hotel is expected to open within a maximum term of 54 calendar months as from the date of the transaction. Upon failure to comply, the purchaser shall pay the seller a fine in the sum of USD 1.0 million.

Additionally, on April 11, 2014, the Shopping Neuquén S.A. and Continental Urbana Sociedad Anónima Inversora (Continental) entered into an agreement in relation to the urban complex under development whereby Continental paid Shopping Neuquén S.A. the sum of USD 1.6 million to participate in the commercial and residential project, and USD 0.1 million for reimbursement of road infrastructure expenses related to the plot of land on which the hotel is to be built. Both amounts were fully paid up upon execution of this agreement.

47

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
Alto Palermo S.A. (APSA)
C.U.I.T.: 30-52767733-1
Legal address: Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.
We have reviewed the accompanying unaudited condensed interim consolidated statement of financial position of Alto Palermo S.A. (APSA) and its subsidiaries as of March 31, 2014, and the related unaudited condensed interim consolidated statements of comprehensive income for the nine and three-month periods ended March 31, 2014 and the unaudited condensed interim consolidated statements of changes of shareholders’ equity for the  nine-month period ended March 31, 2014 and unaudited condensed interim consolidated statements of cash flows for the nine-month period ended March 31, 2014 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2013 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards. The IFRS as issued by the International Accounting Standard Board were adopted as accounting standards by the Argentine Federation of Professional Councils in Economic Sciences and incorporated by the National Securities Commission to its regulations. Therefore, the Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Accounting Standard 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

4.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements have not been prepared in all material respects in accordance with IAS 34.

5.	In accordance with current regulations, we hereby inform that :

a)
the unaudited condensed interim consolidated financial statements of Alto Palermo S.A. (APSA) are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)	the unaudited condensed interim separate financial statements of Alto Palermo S.A. (APSA) arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)	we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)
at March 31, 2014, the debt of Alto Palermo S.A. (APSA) owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 3,328,874, which was not callable at that date.

Autonomous City of Buenos Aires, May 9, 2014

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 134 F° 85

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Financial Statements as of March 31, 2014 and for the nine-month periods ended March 31, 2014 and 2013

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Financial Position
as of March 31, 2014 and June 30, 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	03.31.14	06.30.13
ASSETS
Non-Current Assets
Investment properties	7	1,008,603	918,980
Property, plant and equipment	8	19,668	18,364
Trading properties	9	31,993	31,612
Intangible assets	10	11,731	1,041
Investments in subsidiaries, associates and joint ventures	6	1,003,643	994,321
Trade and other receivables	13	97,694	71,574
Investments in financial assets	14	76,460	66,835
Total Non-Current Assets		2,249,792	2,102,727
Current Assets
Trading properties	9	5,081	6,991
Inventories	11	8,305	8,732
Derivative financial instruments	20	3,653	-
Trade and other receivables	13	630,760	463,625
Investments in financial assets	14	80,674	35,637
Cash and cash equivalents	15	33,619	190,389
Total Current Assets		762,092	705,374
TOTAL ASSETS		3,011,884	2,808,101
SHAREHOLDERS’ EQUITY
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Reserve for share-based compensation	29	16,443	6,607
Legal reserve		39,078	39,074
Reserve for new developments		-	3,302
Special Reserve		15,802	15,802
Acquisition of additional interest in subsidiaries		(19,707)	(19,707)
Retained earnings		290,229	164,224
TOTAL SHAREHOLDERS’ EQUITY		981,466	848,923
LIABILITIES
Non-Current Liabilities
Trade and other payables	16	150,150	132,143
Borrowings	19	1,088,636	913,978
Deferred income tax liabilities	21	91,306	90,124
Other liabilities	6	20,960	13,272
Provisions	18	15,483	10,391
Total Non-Current Liabilities		1,366,535	1,159,908
Current Liabilities
Trade and other payables	16	386,766	358,095
Income tax liabilities		9,703	58,027
Payroll and social security liabilities	17	30,765	19,374
Borrowings	19	224,708	357,092
Derivative financial instruments	20	10,678	1,732
Provisions	18	1,263	4,950
Total Current Liabilities		663,883	799,270
TOTAL LIABILITIES		2,030,418	1,959,178
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		3,011,884	2,808,101

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alto Palermo Sociedad Anonima (APSA)

By:	/s/ Daniel R. Elsztain
Daniel R. Elsztain
Director

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the nine and three-month periods beginning on July 1, 2013 and 2012 and January 1, 2014 and 2013, respectively and ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

		Nine months		Three months
	Note	03.31.14	03.31.13	03.31.14	03.31.13
Revenues	23	1,251,173	970,429	382,180	298,105
Costs	24	(535,028)	(427,993)	(166,177)	(138,059)
Gross Profit		716,145	542,436	216,003	160,046
Gain from disposal of investment properties	7	-	236	-	236
General and administrative expenses	25	(68,147)	(44,982)	(19,697)	(10,280)
Selling expenses	25	(44,560)	(32,613)	(15,924)	(10,448)
Other operating results, net	27	(6,328)	(3,033)	(3,878)	(2,768)
Profit from Operations		597,110	462,044	176,504	136,786
Share of profit of subsidiaries, associates and joint ventures...	6	87,949	49,727	38,520	23,832
Profit from Operations Before Financing and Taxation		685,059	511,771	215,024	160,618
Finance income	28	76,419	21,553	43,554	10,437
Finance cost	28	(434,709)	(179,061)	(229,087)	(68,430)
Other financial results	28	69,281	(9,439)	25,164	3,950
Financial results, net		(289,009)	(166,947)	(160,369)	(54,043)
Profit before Income Tax		396,050	344,824	54,655	106,575
Income tax expense	21	(106,604)	(99,055)	(5,778)	(27,672)
Profit for the period		289,446	245,769	48,877	78,903
Total Comprehensive Income for the period		289,446	245,769	48,877	78,903

Profit per share for the period:
Basic		0.23	0.20	0.04	0.06
Diluted		0.23	0.20	0.04	0.06

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alto Palermo Sociedad Anonima (APSA)

By:	/s/ Daniel R. Elsztain
Daniel R. Elsztain
Director

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Special Reserve (1)	Acquisition of additional interest in subsidiaries	Retained earnings	Total Shareholders’ Equity
Balance at June 30, 2013	126,014	69,381	444,226	6,607	39,074	3,302	15,802	(19,707)	164,224	848,923
Comprehensive income for the period	-	-	-	-	-	-	-	-	289,446	289,446
Advanced dividends distribution – Shareholders’ meeting as of October 31, 2013	-	-	-	-	-	-	-	-	(167,522)	(167,522)
Distribution to legal reserve – Shareholders’ meeting as of October 31, 2013	-	-	-	-	4	-	-	-	(4)	-
Reversal of reserve for new developments – Shareholders’ meeting as of October 31, 2013	-	-	-	-	-	(3,302)	-	-	3,302	-
Reimbursement of expired dividends (Note 22)	-	-	-	-	-	-	-	-	783	783
Reserve for share-based compensation (Note 29)	-	-	-	9,836	-	-	-	-	-	9,836
Balance at March 31, 2014	126,014	69,381	444,226	16,443	39,078	-	15,802	(19,707)	290,229	981,466

(1)	Corresponding to General Resolution 609/12 of the National Securities Commission. See note 31.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alto Palermo Sociedad Anonima (APSA)

By:	/s/ Daniel R. Elsztain
Daniel R. Elsztain
Director

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Share capital	Inflation adjustment of share capital	Share Premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Acquisition of additional interest in subsidiaries	Retained earnings	Total Shareholders' Equity
Balance at June 30, 2012	125,989	84,621	536,300	2,138	39,074	-	(16,020)	51,774	823,876
Comprehensive income for the period	-	-	-	-	-	-	-	245,769	245,769
Dividends distribution – Shareholders’ meeting as of October 31, 2012	-	-	-	-	-	-	-	(140,000)	(140,000)
Constitution reserve for new developments – Shareholders’ meeting as of October 31, 2012	-	-	-	-	-	3,302	-	(3,302)	-
Reallocation of retained earnings – Shareholders’ meeting as of October 31, 2012	-	(15,240)	(92,090)	-	-	-	-	107,330	-
Reimbursement of expired dividends (Note 22)	-	-	-	-	-	-	-	626	626
Conversion of notes	25	-	16	-	-	-	-	-	41
Reserve for share-based compensation (Note 29)	-	-	-	3,657	-	-	-	-	3,657
Balance at March 31, 2013	126,014	69,381	444,226	5,795	39,074	3,302	(16,020)	262,197	933,969

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alto Palermo Sociedad Anonima (APSA)

By:	/s/ Daniel R. Elsztain
Daniel R. Elsztain
Director

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Cash Flows
for the nine-month periods ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	03.31.14	03.31.13
Operating activities:
Cash generated from operations	15	668,167	545,828
Income tax paid		(142,081)	(150,735)
Net cash generated from operating activities		526,086	395,093

Investing activities:
Increase in investment properties	7	(151,247)	(73,816)
Acquisition of joint ventures		-	(32,024)
Proceeds from sale of investment properties		-	333
Acquisition of property, plant and equipment	8	(6,452)	(4,079)
Acquisition of intangible assets	10	(11,096)	(317)
Increase in financial assets		(583,669)	(327,166)
Decrease in financial assets		545,383	329,596
Loans granted to related parties		(19,088)	(47,651)
Loans repayments received from related parties		1,768	23,487
Advance payments	13	(26,547)	(36,831)
Collection of Interest on financial assets		2,014	-
Irrevocable contributions in subsidiaries and joint ventures	6	(21,694)	(80,462)
Long-term incentive program in subsidiaries and joint ventures		(1,440)	(373)
Collection of dividends		-	23,355
Net cash used in investing activities		(272,068)	(225,948)
Financing activities:
Borrowings obtained		105,279	322,620
Repayments of borrowings		(292,316)	(199,220)
Payment of seller financing		(1,215)	(658)
Payment of seller financing of shares		(1,640)	(8,497)
Repayments of borrowings granted by associates		-	(322)
Proceeds of borrowings granted by related parties		-	19,358
Proceeds from derivative financial instruments		45,696	-
Dividends paid		(169,413)	(141,354)
Interest paid		(99,588)	(45,924)
Net cash used in financing activities		(413,197)	(53,997)
Net (decrease) increase in cash and cash equivalents		(159,179)	115,148
Cash and cash equivalents at beginning of period	15	190,389	18,443
Proceeds from merger with Apsamedia S.A.		1,084	-
Foreign exchange gain on cash and cash equivalents		1,325	630
Cash and cash equivalents at end of period	15	33,619	134,221

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alto Palermo Sociedad Anonima (APSA)

By:	/s/ Daniel R. Elsztain
Daniel R. Elsztain
Director

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	General information

Alto Palermo S.A. (APSA) (ex Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) and alternatively “Alto Palermo S.A.”, “APSA” or “the Company”), is an argentine real estate company primarily dedicated to property, leasing, management, development, operation and acquisition of productive shopping centers, with a leading position in the market. The main objective of the Company consists on the ownership, acquisition, development, leasing, administration and operation of shopping centers. APSA was founded in 1889 as Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) and, up to 1984, was the principal operator in fresh products market of Ciudad Autónoma de Buenos Aires.

As of March 31, 2014, we operate in a portfolio of ten shopping centers in Argentina, of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich), two in Buenos Aires Province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba).

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on May 9, 2014.

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.	Basis of preparation

The Unaudited Condensed Interim Separate Financial Statements have been prepared in accordance with Technical Resolution No. 26 (RT 26) of the Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym) and with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13 of the CNV. Such information is included in the Notes to these Unaudited Condensed Interim Separate Financial Statements, as admitted by IFRS.

These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual separate financial statements of the Company as of June 30, 2013. The Unaudited Condensed Interim Separate Financial Statements are presented in thousands of Argentine Pesos.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

The Unaudited Condensed Interim Separate Financial Statements corresponding to the nine-month periods ended March 31, 2014 and 2013 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period. The Company’s nine and three-month periods ended March 31, 2014 and 2013 results do not necessarily reflect the proportion of the Company’s full-year results.

2.2.	Significant Accounting Policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the preparation of the information under Technical Resolution No. 26 as of June 30, 2013. The principal accounting policies are described in Note 2 to the annual Consolidated Financial Statements.

2.3.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of the Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same that the Company used in the preparation of financial statements as of and for the fiscal year ended June 30, 2013, except for changes in accrued income tax, provision for legal claims, allowance for bad debts and accrued supplementary rental.

2.4.	Merger with Apsamedia S.A.

On September 16, 2013, the Company entered into a pre-merger commitment with its wholly-owned subsidiary Apsamedia S.A. whereby Apsamedia would be merged into the Company.

On November 28, 2013, the Regular and Special Shareholders’ Meeting that was adjourned on October 31, 2013 was reconvened and the Company’s reorganization was approved by majority of votes in accordance with the pre-merger commitment. On December 1, 2013 the operational merger of both companies took place.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

The following table shows a summary of the effect that Apsamedia S.A.'s merge would have had on the Statements of financial position as of June 30, 2013.

Caption	Issued financial statements as of 06.30.13 Ps.	Apsamedia S.A. as of 06.30.13 Ps.	Eliminations / Reclassifications as of 06.30.13 Ps.	Financial statements considering the merge as of 06.30.13 Ps.
Non-current assets	2,102,727	67,272	(129,659)	2,040,340
Current assets	705,374	14,990	(7,915)	712,449
Total Assets	2,808,101	82,262	(137,574)	2,752,789
Non-current liabilities	1,159,908	1,607	(62,251)	1,099,264
Current liabilities	799,270	13,247	(7,915)	804,602
Total liabilities	1,959,178	14,854	(70,166)	1,903,866
Shareholders’ Equity	848,923	67,408	(67,408)	848,923

The following table shows a summary of the effect that Apsamedia S.A.'s merge would have had on the Statements of Comprehensive Income and Cash Flows as of March 31, 2013.

	Issued financial statements as of 03.31.13 Ps.	Apsamedia S.A. as of 03.31.13 Ps.	Eliminations / Reclassifications as of 03.31.13 Ps.	Financial statements considering the merge as of 03.31.13 Ps.
Caption	Information over results of the nine-month period
Revenues	970,429	18,193	(11,760)	976,862
Costs	(427,993)	(14,828)	11,760	(431,061)
Gross Profit	542,436	3,365	-	545,801
Profit from Operations	462,044	2,380	-	464,424
Profit for the Period	245,769	1,371	(1,371)	245,769

	Issued financial statements as of 03.31.13 Ps.	Apsamedia S.A. as of 03.31.13 Ps.	Eliminations / Reclassifications as of 03.31.13 Ps.	Financial statements considering the merge as of 03.31.13 Ps.
Caption	Information over results of the three-month period
Revenues	298,105	4,078	(3,010)	299,173
Costs	(138,059)	(3,915)	3,010	(138,964)
Gross Profit	160,046	163	-	160,209
Profit from Operations	136,786	(823)	-	135,963
Profit for the Period	78,903	619	(619)	78,903
	Information over results of the nine-month period
Net cash generated from operating activities	395,093	15,612	-	410,705
Net cash used in investing activities	(225,948)	(15,828)	13,502	(228,274)
Net cash used in financing activities	(53,997)	-	(13,502)	(67,499)

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.5.	Comparative information

The comparative information at March 31, and June 30, 2013 included in these financial statements arises from the separate financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

During the period, the Argentine Peso devalued against the USD and other currencies by around 32%, which has an impact in comparative information presented in these Unaudited Financial Statements, due mainly to the currency exposure of our income from offices rental, and our net assets and liabilities in foreign currency as detailed in Note 34.

3.	Seasonal effects on operations

See seasonal effects on operations in Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.	Acquisitions and disposals

See acquisitions and sales in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

5.	Financial Risk Management and fair value estimates

5.1.	Financial risks

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures corresponding to financial risk management, so they should be read together with the annual separated financial statements as of June 30, 2013. There have been no significant changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

5.	Financial Risk Management and fair value estimates

5.2.	Fair value estimates

Since June 30, 2013 and until March 31, 2014, there have been no significant changes in business on economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). Nor there have been transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

6.	Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

Set out below is the summarized financial information for each subsidiaries, associates and joint ventures for the nine-month period ended March 31, 2014 and for the year ended June 30, 2013:

	March 31, 2014	June 30, 2013
Beginning of the period / year	(1) 981,049	847,988
Acquisitions	(12)	28,623
Capital contribution	21,694	88,127
Release of capital contribution	(21,934)	-
Deletions as a result of merger with Apsamedia (Note 2.4)	(67,408)	-
Profit - sharing	87,949	67,617
Financial cost capitalized	5,677	7,025
Dividends distribution	(25,791)	(58,867)
Long-term incentives program in subsidiaries	1,440	536
End of the period / year	(1) 982,664	981,049

(1)
Includes Ps. (20,960) and Ps. (13,272) as of March 31, 2014 and June 30, 2013 respectively, in relation to the equity interest in Fibesa S.A. and Ps. (19) as of March 31, 2014, in relation to the equity interest in Entretenimiento Universal S.A..

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Investment properties

Changes in the Company’s investment properties for the nine-month period ended March 31, 2014 and for the year ended June 30, 2013 were as follows:

	Shopping Centers portfolio	Office and other rental properties portfolio	Undeveloped parcels of land	Properties under development	Total
At July 1, 2012
Costs	1,711,890	43,256	78,434	9,264	1,842,844
Accumulated depreciation	(938,592)	(10,024)	-	-	(948,616)
Net book amount	773,298	33,232	78,434	9,264	894,228
Year ended June 30, 2013
Opening net book amount	773,298	33,232	78,434	9,264	894,228
Additions	34,280	5,690	1,759	73,567	115,296
Disposals	-	(97)	-	-	(97)
Disposals of unused assets	(60)	-	-	-	(60)
Depreciation charge	(88,484)	(1,903)	-	-	(90,387)
Closing net book amount	719,034	36,922	80,193	82,831	918,980
At June 30, 2013
Costs	1,746,110	48,849	80,193	82,831	1,957,983
Accumulated depreciation	(1,027,076)	(11,927)	-	-	(1,039,003)
Net book amount	719,034	36,922	80,193	82,831	918,980
Period ended March 31, 2014
Opening net book amount	719,034	36,922	80,193	82,831	918,980
Additions	16,782	6,339	111	128,015	151,247
Depreciation charges (i) (Note 25)	(59,702)	(1,922)	-	-	(61,624)
Closing net book amount	676,114	41,339	80,304	210,846	1,008,603
At March 31, 2014
Costs	1,762,892	55,188	80,304	210,846	2,109,230
Accumulated depreciation	(1,086,778)	(13,849)	-	-	(1,100,627)
Net book amount	676,114	41,339	80,304	210,846	1,008,603

(i)	As of March 31, 2014 depreciation charges are included within “Costs” for an amount of Ps. 61,624, in the Statement of Comprehensive Income (Note 25).

The following amounts have been recognized in the statement of income:

	March 31, 2014	March 31, 2013
Rental and service income	1,231,656	996,167
Cost of property operations	(529,619)	(425,189)
Gain from disposal of investment properties	-	236

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

8.	Property, plant and equipment

Changes in the Company’s property, plant and equipment for the nine-month period ended March 31, 2014 and for the year ended June 30, 2013 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
At July 1, 2012
Costs	10,565	14,918	48,447	291	56	74,277
Accumulated depreciation	(7,659)	(5,563)	(45,427)	(284)	-	(58,933)
Net book amount	2,906	9,355	3,020	7	56	15,344
Year ended June 30, 2013
Opening net book amount	2,906	9,355	3,020	7	56	15,344
Additions	753	430	8,237	-	-	9,420
Transfers	-	(6,186)	6,186	-	-	-
Disposals	-	-	(3)	-	-	(3)
Depreciation charge	(776)	(610)	(5,004)	(7)	-	(6,397)
Closing net book amount	2,883	2,989	12,436	-	56	18,364

Costs	11,318	9,162	62,867	291	56	83,694
Accumulated depreciation	(8,435)	(6,173)	(50,431)	(291)	-	(65,330)
Net book amount	2,883	2,989	12,436	-	56	18,364
Period ended March 31, 2014
Opening net book amount	2,883	2,989	12,436	-	56	18,364
Additions	1,488	644	4,859	-	-	6,991
Additions as a result of the merger	-	60	51	-	-	111
Accumulated depreciation on merger addition	-	(3)	(41)	-	-	(44)
Disposals	-	-	(36)	-	-	(36)
Depreciation charge (i) (Note 25)	(899)	(499)	(4,320)	-	-	(5,718)
Closing net book amount	3,472	3,191	12,949	-	56	19,668

Costs	12,806	9,866	67,741	291	56	90,760
Accumulated depreciation	(9,334)	(6,675)	(54,792)	(291)	-	(71,092)
Net book amount	3,472	3,191	12,949	-	56	19,668

(i)
As of March 31, 2014 depreciation charges were included in “Costs” for Ps. 4,853, in “General and administrative expenses” for Ps. 806 and in “Selling expenses“ for Ps. 59, in the Statement of Comprehensive Income (Note 25).

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9.	Trading properties

Changes in the Company’s trading properties for the nine-month period ended March 31, 2014 and for the year ended June 30, 2013 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
At July 1, 2012	2,363	30,959	6,024	39,346
Additions	19	-	-	19
Disposals (i)	(762)	-	-	(762)
At June 30, 2013	1,620	30,959	6,024	38,603
Additions	1,400	-	-	1,400
Transfers (ii)	7,351	(7,351)	-	-
Disposals (i) (Note 25)	(2,929)	-	-	(2,929)
At March 31, 2014	7,442	23,608	6,024	37,074

(i)	Corresponds to the sale of housing units (apartments and parking spaces) of Torres Rosario.
(ii)	See Note 35.

10.	Intangible assets

Changes in the Company’s intangible assets for the nine-month period ended March 31, 2014 and for the year ended June 30, 2013 were as follows:

	Software	Others	Total
At July 1, 2012
Costs	10,274	907	11,181
Accumulated amortization	(9,337)	(692)	(10,029)
Net book amount	937	215	1,152
Year ended June 30, 2013
Opening net book amount	937	215	1,152
Additions	486	-	486
Amortization charge	(515)	(82)	(597)
Closing net book amount	908	133	1,041
At June 30, 2013
Costs	10,760	907	11,667
Accumulated amortization	(9,852)	(774)	(10,626)
Net book amount	908	133	1,041
Period ended March 31, 2014
Opening net book amount	908	133	1,041
Additions	142	10,954	11,096
Amortization charge (i) (Note 25)	(346)	(60)	(406)
Closing net book amount	704	11,027	11,731
At March 31, 2014
Costs	10,902	11,861	22,763
Accumulated amortization	(10,198)	(834)	(11,032)
Net book amount	704	11,027	11,731

(i)	As of March 31, 2014 amortization charge is included within “Costs” for an amount of Ps. 406, in the Statement of Comprehensive Income (Note 25).

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Inventories

Company’s inventories as of March 31, 2014 and June 30, 2013 were as follows:

	March 31, 2014	June 30, 2013
Current
Materials and others items of inventory	8,305	8,732
Total inventories	8,305	8,732

12.	Financial instruments by category

Determination of fair values

See determination of the fair value of the Company in Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of March 31, 2014 and June 30, 2013 and their allocation to the fair value hierarchy:

	March 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT S.A.	66,460	-	-	66,460
- Don Mario SGR	13,474	-	-	13,474
- Mutual funds	52,130	-	-	52,130
- Government bonds	11,395	-	-	11,395
- Non-Convertible Notes	14,493	-	-	14,493
- Foreign-currency future contracts	-	3,400	-	3,400
- Interest rate swaps	-	253	-	253
Total assets	157,952	3,653	-	161,605

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT S.A.	56,775	-	-	56,775
- Don Mario SGR	11,691	-	-	11,691
- Mutual funds	560	-	-	560
- Government bonds	33,999	-	-	33,999
Total assets	103,025	-	-	103,025

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Financial instruments by category (Continued)

	March 31, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss:
Foreign-currency futures contract	-	10,678	-	10,678
Total liabilities	-	10,678	-	10,678

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss:
Foreign-currency futures contract	-	1,732	-	1,732
Total liabilities	-	1,732	-	1,732

When no quoted prices in an active market are available, fair values (particularly with derivatives instruments) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

13.	Trade and other receivables

The following table shows the Company´s trade and other receivables as of March 31, 2014 and June 30, 2013:

	March 31, 2014	June 30, 2013
Non-current
Leases and services receivable	45,125	44,640
Properties sales receivable	3,007	3,007
Less: provision for impairment of trade receivables	(2,208)	(2,208)
Non-current trade receivables	45,924	45,439
Prepayments	7,647	2,884
Others	26	16
Non-current other receivables	7,673	2,900
Related parties (Note 30)	44,097	23,235
Non-current trade and other receivables	97,694	71,574
Current
Leases and services receivable	163,273	143,685
Consumer financing receivable	14,992	-
Deferred checks received	152,635	147,340
Debtors under legal proceedings	40,724	38,578
Properties sales receivable	618	484
Less: provision for impairment of trade receivables	(63,100)	(48,037)
Current trade receivables	309,142	282,050
Loans	6,133	4,453
Prepayments	44,621	33,836
Tax receivables	2,426	4,622
Advance payments	61,371	34,824
Others	8,472	7,461
Less: provision for impairment of other receivables	(175)	(11)
Current other receivables	122,848	85,185
Related parties (Note 30)	198,770	96,390
Current trade and other receivables	630,760	463,625
Total trade and other receivables	728,454	535,199

Movements on the Company’s provision for impairment of trade receivables were as follows:

	March 31, 2014	June 30, 2013
Beginning of the period / year	50,256	41,760
Additions as a result of the merger	16,102	-
Additions (Note 25)	5,349	12,419
Recoveries (Note 25)	(3,245)	(2,456)
Used during the period / year	(2,979)	(1,467)
End of the period / year	65,483	50,256

13.	Trade and other receivables (Continued)

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of comprehensive income (Note 25). Amounts charged to the provision account are generally written off, when there is no expectation of recovery.

14.	Investments in financial assets

The following table shows the Company´s investments in financial assets as of March 31, 2014 and June 30, 2013:

	March 31, 2014	June 30, 2013
Non-current
Financial assets through profit or loss:
Investment in equity securities in TGLT S.A.	66,460	56,775
Don Mario SGR	10,000	10,060
Total investments in financial assets non-current	76,460	66,835
Current
Financial assets through profit or loss:
Mutual funds	51,312	7
Government bonds	11,395	33,999
Don Mario SGR	3,474	1,631
Non-Convertible Notes (Note 30)	14,493	-
Total investments in financial assets current	80,674	35,637
Total investments in financial assets	157,134	102,472

15.	Cash and cash equivalents information

The following table shows the Company´s amounts of cash and cash equivalents as of March 31, 2014 and June 30, 2013:

	March 31, 2014	June 30, 2013
Cash at bank and on hand	32,801	123,443
Time deposits	-	66,393
Mutual funds	818	553
Total cash and cash equivalents	33,619	190,389

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Cash and cash equivalents information (Continued)

Following is a detailed description of cash flows generated by the Company’s operations for the nine-month periods ended March 31, 2014 and 2013:

	Note	March 31, 2014	March 31, 2013
Profit for the Period		289,446	245,769
Adjustments for:
Income tax expense	21	106,604	99,055
Depreciation and amortization	25	67,748	72,759
Disposal of unused property, plant and equipment	8	36	8
Gain from purchase of companies		12	-
Gain from disposal of investment properties		(16,131)	(3,500)
Gain from disposal of trading properties	7	-	(236)
Provision for Directors’ fees		11,447	7,477
Long-term incentive program reserve	29	9,836	3,657
Gain from derivative financial instruments	28	(40,403)	-
Changes in fair value of financial assets through profit or loss	28	(28,878)	8,277
Financial results, net		435,429	152,470
Impairment of receivables, net	25	2,104	4,669
Provisions	18	3,237	5,029
Share of profit of subsidiaries, associates and joint ventures	6	(87,949)	(49,727)
Cash and cash equivalents’ unrealized foreign exchange		(1,325)	(630)
Changes in operating assets and liabilities:
Decrease in inventories	11	427	579
Decrease in trading properties	9	19,060	4,257
Increase in trade and other receivables	13	(143,039)	(40,467)
Increase in trade and other payables	16	31,303	40,970
Decrease in payroll and social security liabilities	17	11,272	(3,844)
Decrease in provisions	18	(2,069)	(744)
Net cash generated from operating activities before income tax paid		668,167	545,828

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Cash and cash equivalents information (Continued)

The following table shows a detail of non-cash transactions occurred in the nine-month periods ended March 31, 2014 and 2013:

	March 31, 2014	March 31, 2013
Non-cash activities
Decrease in equity investments in subsidiaries, associates and joint ventures through an increase in trade and other receivables	21,934	-
Decrease in trade and other payables through an increase in shareholders’ equity	783	626
Decrease in trade and other receivables through a decrease in borrowings	55,288	-
Increase in trade and other receivables through a decrease in trade and other payables	7,915	-
Increase in trade and other receivables through a decrease in investments in financial assets	16,825	-
Increase in investments in financial assets through a decrease in equity investments in associates and joint ventures	3,791	-
Increase in investments in financial assets through an increase in borrowings	14,071	-
Conversion of notes	-	41
Decrease in borrowings through a decrease in equity investments in associates and joint ventures	-	18,000
Decrease in borrowings through an increase in other liabilities	22,000	-
Increase in property, plant and equipment through an increase in borrowings	539	-
Increase in trading properties through a decrease in trade and other receivables	1,400	-

	March 31, 2014	March 31, 2013
Merger of subsidiary company
Assets
Property, plant and equipment	67	-
Trade and other receivables	69,149	-
Income tax credit	4,702	-
Investments in financial assets	297	-
Liabilities
Trade and other payables	(14,517)	-
Deferred income tax assets	6,963	-
Payroll and social security liabilities	(119)	-
Provisions	(218)	-
Net value of non-cash assets included as a result of the merger	66,324	-
Cash included as a result of merger	1,084	-
Net value of assets included as a result of the merger	67,408	-
Value as per the equity method prior to merger	67,408	-
Value included as a result of the merger	-	-

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Trade and other payables

The following table shows the Company´s trade and other payables as of March 31, 2014 and June 30, 2013:

	March 31, 2014	June 30, 2013
Non-current
Admission rights	106,512	91,061
Rent and service payments received in advance	14,862	17,098
Guarantee deposits	940	942
Total non-current trade payables	122,314	109,101
Tax amnesty plan for payable taxes	12,689	14,393
Other income to be accrued	8,038	8,637
Other tax payables	18	-
Other payables	6,894	-
Total non-current other payables	27,639	23,030
Related parties (Note 30)	197	12
Total non-current trade and other payables	150,150	132,143
Current
Admission rights	100,242	85,439
Rent and service payments received in advance	84,082	75,873
Accrued invoices	53,284	47,386
Trade payables	32,705	20,837
Payments received in advance	33,949	29,098
Guarantee deposits	1,367	1,080
Total current trade payables	305,629	259,713
VAT payables	18,155	14,132
Withholding income tax	7,883	12,912
Tax amnesty plan for payable taxes	2,986	2,852
Dividends payable	1,718	4,393
Other tax payables	4,893	3,686
Other income to be accrued	495	266
Others	2,982	837
Total current other payables	39,112	39,078
Related parties (Note 30)	42,025	59,304
Total current trade and other payables	386,766	358,095
Total trade and other payables	536,916	490,238

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

17.	Payroll and social security liabilities

The following table shows the Company´s payroll and social security liabilities as of March 31, 2014 and June 30, 2013:

	March 31, 2014	June 30, 2013
Current
Provision for vacation, bonuses and others	25,404	13,450
Social security payable	5,361	5,924
Total payroll and social security liabilities	30,765	19,374

18.	Provisions

The table below shows the movements in the Company's provisions categorized by type:

	Labor, legal and other claims	Investment in subsidiaries (*)	Total
At June 30, 2013	15,341	-	15,341
Additions as a result of the merger	218	-	218
Additions (Note 27)	5,942	19	5,961
Recoveries (Note 27)	(2,705)	-	(2,705)
Used during the period	(2,069)	-	(2,069)
At March 31, 2014	16,727	19	16,746

(*) Correspond to investment in associates with negative equity. See Note 6.

The opening between current and non-current of total provisions is as follows:

	March 31, 2014	June 30, 2013
Non-current	15,483	10,391
Current	1,263	4,950
	16,746	15,341

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

19.	Borrowings

						Book value
	Secured/ unsecured	Currency	Rate	Effective interest rate %	Principal nominal value	March 31, 2014	June 30, 2013
Non-current
APSA ON Series I due 2017 (Note 30)	Unsecured	USD	Fixed	7.875%	110,000	879,234	591,353
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	12,610	77,441	49,327
Syndicated loans (iii) (Note 30)	Unsecured	Ps.	Fixed	(iii)	202,780	100,097	175,604
Bank loans (vi)	Unsecured	Ps.	Fixed	15.25%	5,932	4,514	-
Finance leases	Secured	USD	Fixed	7.50%	373	1,174	1,252
Banco Provincia de Buenos Aires loan (iv)	Unsecured	Ps.	Fixed	(iv)	42,556	9,618	19,163
Non-current borrowings						1,072,078	836,699
Related parties (Note 30)						16,558	77,279
Total non-current borrowings						1,088,636	913,978
Current
APSA ON Series I due 2017 (Note 30)	Unsecured	USD	Fixed	7.875%	110,000	26,136	5,520
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	12,610	3,787	3,397
Seller financing - Arcos del Gourmet S.A. (ii)	Unsecured	USD	Fixed	11.69%	-	-	11,408
Banco Provincia de Buenos Aires loan (iv)	Unsecured	Ps.	Fixed	(iv)	42,556	33,333	9,625
Syndicated loans (iii) (Note 30)	Unsecured	Ps.	Fixed	(iii)	202,780	101,307	51,005
Bank loans (vi)	Unsecured	Ps.	Fixed	15.25%	5,932	1,302	-
Bank overdrafts (v)	Unsecured	Ps.	Floating	(v)	-	54,930	273,772
Finance leases	Secured	USD	Fixed	7.50%	373	1,615	1,138
Current borrowings						222,410	355,865
Related parties (Note 30)						2,298	1,227
Total current borrowings						224,708	357,092
Total borrowings						1,313,344	1,271,070

(i)	Seller financing Soleil Factory (investment property) = Mortgage financing of USD 20.7 million with a fixed 5% interest rate due in June 2017.
(ii)	Seller financing Arcos del Gourmet S.A. (intangible assets).
(iii)
On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at a rate of 15.01%. On June 12, 2013 the Company subscribes a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 30).

(iv)
On December 12, 2012, the Company subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2013. Additionally, on February 3, 2014, the Company subscribed a new loan for Ps. 20 million. As of the date of these financial statements, the mentioned capital is fully canceled.

(v)	Granted by diverse financial institutions. They accrue interest rates ranging from 23% to 35% annually, and are due within a maximum term of 3 months from the closing date of each period.
(vi)	On December 23, 2013, the Company subscribed a loan with Banco Citibank N.A. for Ps. 5.9 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2014.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.	Derivative financial instruments

	March 31, 2014	June 30, 2013
Asset
Current
Foreign-currency futures contracts (Note 30)	3,400	-
Interest rate swaps	253	-
Total Current	3,653	-
Total assets	3,653	-

Liabilities
Current
Foreign-currency futures contracts	10,678	1,732
Total Current	10,678	1,732
Total liabilities	10,678	1,732

21.	Current and deferred income tax

The detail of the provision for the Company’s income tax as of March 31, 2014 and 2013 is as follows:

	March 31, 2014	March 31, 2013
Current income tax	(98,459)	(116,691)
Deferred income tax	(8,145)	17,636
Income tax - Loss	(106,604)	(99,055)

The legal tax rate for the Company is 35%.

Deferred income tax (breakdown into assets and liabilities) during the nine-month period ended March 31, 2014 and the fiscal year ended June 30, 2013, is as follows:

Deferred income tax assets	Tax loss carry-forward	Trade and other payables	Trading properties	Others	Total
At June 30, 2013	12,885	61,743	7,163	8,635	90,426
Charged / (credited) to the statement of income	(5,634)	6,076	1,753	4,625	6,820
Balances added as a result of the merger	3,171	-	-	87	3,258
At March 31, 2014	10,422	67,819	8,916	13,347	100,504

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

21.	Current and deferred income tax (Continued)

Deferred income tax liabilities	Investment properties	Investments	Trade and other receivables	Others	Total
At June 30, 2013	(91,012)	(49,813)	(37,435)	(2,290)	(180,550)
Charged / (credited) to the statement of income	1,593	(5,182)	(11,728)	352	(14,965)
Balances added as a result of the merger	-	-	3,705	-	3,705
At March 31, 2014	(89,419)	(54,995)	(45,458)	(1,938)	(191,810)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Profit before income tax for the nine-month period ended March 31, 2014 and 2013:

	March 31, 2014	March 31, 2013
Results calculated at the tax rates in force	138,617	120,688
Tax effects of:
Non-deductible items	888	(4,229)
Share of profit of subsidiaries, associates and joint ventures	(30,782)	(17,404)
Others	(2,119)	-
Income tax	106,604	99,055

22.	Equity

See note 25 to the Unaudited Condensed Interim Consolidated Financial Statements.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

23.	Revenues

For the nine-month periods ended March 31, 2014 and 2013:

	March 31, 2014	March 31, 2013

Base rent	463,822	358,933
Expenses and collective promotion fund	417,990	319,946
Contingent rent	200,782	160,215
Admission rights	83,182	70,168
Parking fees	42,502	32,659
Averaging of scheduled rent escalation	6,994	11,997
Management fees	13,559	10,648
Others	2,825	1,601
Total rental and service income	1,231,656	966,167
Sale of trading properties	19,060	4,262
Total gain from disposal of trading properties	19,060	4,262
Other revenues from consumer financing	457	-
Total other revenues from consumer financing	457	-
Total revenue	1,251,173	970,429

24.	Costs

For the nine-month periods ended March 31, 2014 and 2013:

	March 31, 2014	March 31, 2013
Service charge expense and other operating costs	529,619	425,189
Total cost of property operations	529,619	425,189
Cost of sale of trading properties	5,168	2,804
Total cost of sale of trading properties	5,168	2,804
Other costs from consumer financing	241	-
Total other costs from consumer financing	241	-
Total costs (Note 25)	535,028	427,993

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Expenses by nature

For the nine-month period ended March 31, 2014:

	Costs
	Charges for services and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	164,123	-	-	14,580	3,269	181,972
Maintenance, security, cleaning, repairs and others	115,036	1,457	3	591	83	117,170
Advertising and other selling expenses	107,787	-	-	-	8,570	116,357
Amortization and depreciation	66,883	-	-	806	59	67,748
Taxes, rates and contributions	42,838	140	-	62	28,236	71,276
Directors’ Fees	-	-	-	40,055	-	40,055
Fees and payments for services	15,000	2	236	8,804	2,088	26,130
Leases and expenses	12,868	640	-	1,022	112	14,642
Impairment of receivables (charge and recovery)	-	-	-	-	2,104	2,104
Cost of sale of properties	-	2,929	-	-	-	2,929
Other expenses	5,084	-	2	2,227	39	7,352
Total expenses by nature	529,619	5,168	241	68,147	44,560	647,735

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Expenses by nature (Continued)

For the nine-month period ended March 31, 2013:

	Costs
	Charges for services and other operating costs	Cost of sale of trading properties	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	126,312	384	5,338	2,830	134,864
Maintenance, security, cleaning, repairs and others	99,684	1,031	392	96	101,203
Advertising and other selling expenses	69,734	-	-	2,753	72,487
Amortization and depreciation	72,246	-	442	71	72,759
Taxes, rates and contributions	33,119	109	83	21,113	54,424
Directors’ Fees	-	-	30,560	-	30,560
Fees and payments for services	16,399	19	5,968	898	23,284
Leases and expenses	4,895	498	735	129	6,257
Impairment of receivables (charge and recovery)	-	-	-	4,669	4,669
Cost of sale of properties	-	762	-	-	762
Other expenses	2,800	1	1,464	54	4,319
Total expenses by nature	425,189	2,804	44,982	32,613	505,588

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

26.	Employee costs

For the nine-month periods ended March 31, 2014 and 2013:

	March 31, 2014	March 31, 2013
Salaries, bonuses and social security costs	172,136	131,207
Equity incentive plan cost (Note 29)	9,836	3,657
Employee costs	181,972	134,864

27.	Other operating results, net

For the nine-month periods ended March 31, 2014 and 2013:

	March 31, 2014	March 31, 2013
Management fees	11,661	9,987
Lawsuits (Note 18)	(3,237)	(5,029)
Donations	(14,465)	(6,420)
Others	(287)	(1,571)
Total other operating results, net	(6,328)	(3,033)

28.	Financial results, net

For the nine-month periods ended March 31, 2014 and 2013:

	March 31, 2014	March 31, 2013
Finance income:
- Interest income	31,684	15,560
- Foreign exchange	44,735	5,993
Finance income	76,419	21,553
Finance costs:
- Interest expense	(119,349)	(69,721)
- Foreign exchange	(316,232)	(89,995)
- Other finance costs	(16,334)	(15,137)
- Loss from repurchase of Non-Convertible Notes	-	(10,257)
Subtotal financial costs	(451,915)	(185,110)
Less: Capitalized borrowing costs	17,206	6,049
Finance cost	(434,709)	(179,061)
Other financial results:
- Gain / (loss) of financial instruments at fair value through profit or loss	28,878	(8,277)
- Result from derivative financial instruments	40,403	(1,162)
Other financial results	69,281	(9,439)
Total financial results, net	(289,009)	(166,947)

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Share-based payments

See description of Company´s share-based payments in Note 32 to the Unaudited Condensed Interim Consolidated Financial Statements.

30.	Related party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

-
An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-	An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2013. Below is the description of the new transactions performed during the semester:

Lease agreement between ARCOS - APSA

On September 16, 2013, Arcos and APSA entered into a lease agreement whereby the Company delivered the preexisting basic structures of the Complex for the lessee to build and commercially operate a shopping center. The term of the lease was agreed in five years as from the opening of the shopping center. The total price of the lease was fixed in an amount equal to the value of improvements introduced by APSA to the property as of the opening day.

As of the financial statements closing date, the improvements introduced by the lessee are pending conveyance, which shall take place upon opening of the shopping center.

Lease Agreement for Neuquén Complex - APSA

On October 8, 2013, Shopping Neuquén and APSA entered into a lease agreement whereby Shopping Neuquén delivered the preexisting basic structures of the Complex for APSA to build and commercially operate a shopping center. The term of the lease was agreed in 10 years as from July 1, 2013, on the effective delivery of the property. The total price of the lease was fixed in an amount equal to the value of improvements introduced by APSA to the property on the opening day plus Ps. 19.04 million and taxes, if applicable.

As of the financial statements closing date, the improvements introduced by the lessee are pending conveyance, which shall take place upon opening of the shopping center.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of March 31, 2014:

Related party	Description of transaction	Current Investments in financial assets	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings	Current Derivative financial instruments
Direct parent company
IRSA Inversiones y	Reimbursement of expenses	-	-	-	-	(439)	-	-	-
Representaciones	Share-based payments	-	-	131	-	-	-	-	-
Sociedad Anónima (IRSA)	Borrowings	-	-	141,971	-	-	-	-	-
	Non-Convertible notes	14,493	-	-	-	-	-	-	-
Total direct parent company		14,493	-	142,102	-	(439)	-	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	3,953	-	-	-	-	-
	Corporate Services	-	-	-	-	(22,673)	-	-	-
	Non-Convertible notes	-	-	-	-	-	(21,645)	(663)	-
	Share-based payments	-	-	624	-	-	-	-	-
Total direct parent company of IRSA		-	-	4,577	-	(22,673)	(21,645)	(663)	-

Associates of APSA
Tarshop S.A.	Reimbursement of expenses	-	-	620	-	-	-	-	-
	Customer advances	-	-	-	-	(271)	-	-	-
	Leases and/or rights of spaces use	-	-	-	(185)	(234)	-	-	-
Total associates of APSA		-	-	620	(185)	(505)	-	-	-

Joint venture of APSA
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	1,414	-	-	-	-	-
	Leases’ collections	-	-	-	-	(9)	-	-	-
	Management fees	-	-	36	-	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(94)	-	-	-
Quality Invest S.A.	Management fees	-	-	1	-	-	-	-	-
	Reimbursement of expenses	-	-	5	-	-	-	-	-
Total Joint venture of APSA		-	-	1,456	-	(103)	-	-	-

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	567	-	(8)	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	28	-	(23)	-	-	-
	Hotel services	-	-	-	-	(6)	-	-	-
Hoteles Argentinos	Reimbursement of expenses	-	-	-	-	(1)	-	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	-	6	-	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	100	-	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	61	-	-	-	-	-
Tyrus	Reimbursement of expenses	-	-	36	-	-	-	-	-
Total subsidiaries of IRSA		-	-	802	-	(38)	-	-	-

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

Related party	Description of transaction	Current Investments in financial assets	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings	Current Derivative financial instruments
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	121	-	(1)	-	-	-
Cactus S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	-	-	-	-	(4)	-	-	-
	Advanced payments	-	-	2,000
FyO Trading S.A.	Reimbursement of expenses	-	-	1	-	-	-	-	-
Total parent company		-	-	2,124	-	(5)	-	-	-

Subsidiaries of APSA
Arcos del Gourmet S.A.	Reimbursement of expenses	-	-	470	-	-	-	-	-
	Management fees	-	-	12,270	-	-	-	-	-
	Proceeds on behalf and on the order of	-	-	17,336	-	-	-	-	-
Conil S.A.	Reimbursement of expenses	-	-	5	-	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(152)	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	-	1,034	-	-	-	-	-
	Management fees	-	-	74	-	-	-	-	-
	Leases’ collections	-	-	-	-	(1,158)	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(179)	-	-	-
	Non-Convertible notes	-	-	-	-	-	(1,048)	(32)	-
Fibesa S.A.	Reimbursement of expenses	-	-	-	-	(242)	-	-	-
	Leases and/or rights of spaces use	-	-	1,654	-	-	-	-	-
	Leases’ collections	-	-	-	-	(8)	-	-	-
	Share-based payments	-	-	360	-	-	-	-	-
	Management fees	-	-	17	-	-	-	-	-
	Borrowings	-	-	-	-	-	(16,558)	(1,499)	-
Panamerican Mall S.A.	Reimbursement of expenses	-	-	4,496	-	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(3,046)	-	-	-
	Management fees	-	-	2,433	-	-	-	-	-
	Leases’ collections	-	-	-	-	(650)	-	-	-
	Non-Convertible notes	-	-	-	-	-	(1,751)	(54)	-
	Borrowings	-	-	-	-	-	-	(799)	-
Shopping Neuquén S.A.	Reimbursement of expenses	-	-	726	-	-	-	-	-
	Borrowings	-	23,240	-	-	-	-	-	-
	Leases and/or rights of spaces use	-	15,561	2,272	-	-	-	-	-
Torodur S.A.	Borrowings	-	5,296	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	-	(3)	-	-	-
Total subsidiaries of APSA		-	44,097	43,147	-	(5,438)	(19,357)	(2,384)	-

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

Related party	Description of transaction	Current Investments in financial assets	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings	Current Derivative financial instruments
Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	(1,085)	-	-	-
	Foreign-currency futures contract	-	-	-	-	-	-	-	(1,553)
	Leases and/or rights of spaces use	-	-	2,017	-	-	-	-	-
	Borrowings	-	-	-	-	-	(27,780)	(18,855)	-
Total associate of IRSA		-	-	2,017	-	(1,085)	(27,780)	(18,855)	(1,553)

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	60	-	-	-	-	-
Total Joint venture of IRSA		-	-	60	-	-	-	-	-

Other related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	109	-	(5)	-	-	-
Entrenimiento Universal S.A.	Reimbursement of expenses	-	-	76	-	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	564	-	-	-	-	-
Entertainment Holding S.A	Reimbursement of expenses	-	-	138	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	169	-	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(222)	-	-	-
	Advance payments	-	-	10	-	-	-	-	-
Austral Gold	Reimbursement of expenses	-	-	7	-	-	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	771	-	(50)	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	21	-	-	-	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	-	(5)	-	-	-
Total other related parties		-	-	1,865	-	(282)	-	-	-

Directors								-
Directors	Fees	-	-	-	-	(11,447)	-	-	-
	Reimbursement of expenses	-	-	-	-	(10)	-	-	-
	Guarantee deposits	-	-	-	(12)		-	-	-
Total Directors		-	-	-	(12)	(11,457)	-	-	-
Total		14,493	44,097	198,770	(197)	(42,025)	(68,782)	(21,902)	(1,553)

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2013:

Related party	Description of transaction	Non-current trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Direct parent company
IRSA Inversiones y Representaciones	Reimbursement of expenses	-	72	-	(4,440)	-	-
Sociedad Anónima (IRSA)	Borrowings	-	64,533	-	-	-	-
	Leases’ collections	-	311	-	-	-	-
Total direct parent company		-	64,916	-	(4,440)	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	(10,431)	-	-
	Corporate services	-	-	-	(25,424)	-	-
	Share-based payments	-	538	-	-	-	-
Total direct parent company of IRSA		-	538	-	(35,855)	-	-

Associates of APSA
Tarshop S.A.	Reimbursement of expenses	-	195	-	(1)	-	-
Total associates of APSA		-	195	-	(1)	-	-

Joint venture of APSA
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	272	-	(92)	-	-
	Leases’ collections	-	-	-	(13)	-	-
	Management fees	-	629	-	-	-	-
Quality Invest S.A.	Management fees	-	46	-	-	-	-
	Reimbursement of expenses	-	51	-	-	-	-
	Borrowings	-	500	-	-	-	-
Total Joint venture of APSA		-	1,498	-	(105)	-	-

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	845	-	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	28	-	(63)	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	5	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	2	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	2	-	-	-	-
IRSA Internacional LLC	Reimbursement of expenses	-	67	-	-	-	-
Canteras Natal Crespo S.A.	Reimbursement of expenses	-	1	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	1	-	-	-	-
Total subsidiaries of IRSA		-	951	-	(63)	-	-

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

Related party	Description of transaction	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	36	-	(6)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	9	-	-	-	-
Total parent company		-	45	-	(6)	-	-

Subsidiaries of APSA
Arcos del Gourmet S.A.	Reimbursement of expenses	-	667	-	-	-	-
	Management fees	-	8,694	-	-	-	-
Apsamedia S.A. (*)	Reimbursement of expenses	-	121	-	(69)	-	-
	Leases and/or rights of spaces use	-	7,794	-	-	-	-
	Borrowings	-	-	-	-	(55,289)	-
Conil S.A.	Reimbursement of expenses	-	25	-	-	-	-
	Leases’ collections	-	-	-	(16)	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	1,459	-	-	-	-
	Management fees	-	74	-	-	-	-
	Leases’ collections	-	-	-	(900)	-	-
	Non-Convertible notes	-	-	-	-	(706)	(8)
Fibesa S.A.	Reimbursement of expenses	-	378	-	-	-	-
	Leases and/or rights of spaces use	-	1,376	-	(4)	-	-
	Share-based payments	-	324	-	-	-	-
	Management fees	-	17	-	-	-	-
	Borrowings	-	-	-	-	(21,990)	(700)
	Purchase of shares	-	-	-	(1,865)	-	-
Panamerican Mall S.A.	Reimbursement of expenses	-	4,094	-	-	-	-
	Management fees	-	1,573	-	-	-	-
	Leases’ collections	-	-	-	(3,622)	-	-
	Non-Convertible notes	-	-	-	-	(1,180)	(13)
	Borrowings	-	-	-	-	-	(527)
Shopping Neuquén S.A.	Reimbursement of expenses	-	52	-	-	-	-
	Borrowings	19,941	-	-	-	-	-
Torodur S.A.	Borrowings	3,294	-	-	-	-	-
	Reimbursement of expenses	-	40	-	-	-	-
Total subsidiaries of APSA		23,235	26,688	-	(6,476)	(79,165)	(1,248)

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	299	-	(281)	-	-
	Leases and/or rights of spaces’ use	-	1	-	-	-	-
	Borrowings	-	-	-	-	(35,557)	(9,738)
Total associate of IRSA		-	300	-	(281)	(35,557)	(9,738)

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	84	-	(59)	-	-
Total Joint venture of IRSA		-	84	-	(59)	-	-

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

Related party	Description of transaction	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	29	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	88	-	(6)	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	10	-	(437)	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	133	-	(11)	-	-
	Leases and/or rights of spaces’ use	-	902	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	13	-	-	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	(3)	-	-
Total other related parties		-	1,175	-	(457)	-	-

Directors
Directors	Fees	-	-	-	(11,492)	-	-
	Reimbursement of expenses	-	-	-	(69)	-	-
	Guarantee deposits	-	-	(12)	-	-	-
Total directors		-	-	(12)	(11,561)	-	-
Total		23,235	96,390	(12)	(59,304)	(114,722)	(10,986)

(*)	As from July 1, 2013, the Company was merged into APSA. See Note 2.4..

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the nine-month period ended March 31, 2014:

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Letting fees
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	(3,621)	-	-	6,562	-	-
Total direct parent company	(3,621)	-	-	6,562	-	-

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	-	-	(53,269)	(624)	-	-
Total direct parent company of IRSA	-	-	(53,269)	(624)	-	-

Subsidiaries of APSA
Emprendimientos Recoleta S.A.	(351)	540	-	(56)	-	-
Panamerican Mall S.A.	(3,500)	6,832	-	(364)	-	-
Arcos del Gourmet S.A.	-	2,914	-	-	-	-
Fibesa S.A.	-	122	-	(3,295)	-	(397)
Conil S.A.	(270)	-	-	-	-	-
Torodur S.A.	-	-	-	2,110	-	-
Shopping Neuquén S.A.	(1,644)	-	-	3,300	-	-
Total subsidiaries of APSA	(5,765)	10,408	-	1,695	-	(397)

Associates of APSA
Tarshop S.A.	1,962	(239)	-	-	-	-
Total associates of APSA	1,962	(239)	-	-	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(1,014)	-	-	-	-
Fundación IRSA	-	-	-	-	(2,250)	-
Hamonet S.A.	(94)	-	-	-	-	-
Isaac Elsztain e Hijos S.A.	(179)	-	-	-	-	-
Total other related parties	(273)	(1,014)	-	-	(2,250)	-

Directors and Senior Management
Directors	-	(40,055)	-	-	-	-
Senior Management	-	(3,987)	-	-	-	-
Total Directors and Senior Management	-	(44,042)	-	-	-	-

Joint Venture of APSA
Quality Invest S.A.	-	162	-	-	-	-
Nuevo Puerto Santa Fe S.A.	(426)	1,090	-	-	-	-
Total Joint Ventures of APSA	(426)	1,252	-	-	-	-

Associates of IRSA
Banco Hipotecario S.A.	352	-	-	43,509	-	-
Total associates of IRSA	352	-	-	43,509	-	-
	(7,771)	(33,635)	(53,269)	51,142	(2,250)	(397)

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the nine-month period ended March 31, 2013:

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Letting fees
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	(3,257)	-	-	(29,378)	-	-
Total direct parent company	(3,257)	-	-	(29,378)	-	-

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	-	-	(49,088)	-	-	-
Total direct parent company of IRSA	-	-	(49,088)	-	-	-

Subsidiaries of APSA
Emprendimientos Recoleta S.A.	84	540	-	(74)	-	-
Panamerican Mall S.A.	321	6,058	-	(133)	-	-
Arcos del Gourmet S.A.	-	2,312	-		-	-
Fibesa S.A.	-	121	-	(2,131)	-	(264)
Apsamedia S.A. (*)	11,760	-	-	(4,908)	-	-
Torodur S.A.	-	-	-	1,809	-	-
Shopping Neuquén S.A.	-	-	-	1,152	-	-
Total Subsidiaries of APSA	12,165	9,031	-	(4,285)	-	(264)

Associates of APSA
Tarshop S.A.	1,801	-	-	-	-	-
Total associates of APSA	1,801	-	-	-	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(748)
Fundación IRSA	-	-	-	-	(1,171)	-
Hamonet S.A.	72	-	-	-	-	-
Isaac Elsztain e Hijos S.A.	136	-	-	-	-	-
Total Other related parties	208	(748)	-	-	(1,171)	-

Directors and Senior Management
Directors	-	(30,560)	-	-	-	-
Senior Management	-	(152)
Total Directors and Senior Management	-	(30,712)	-	-	-	-

Joint Venture of APSA
Quality Invest S.A.	-	162	-	28	-	-
Nuevo Puerto Santa Fe S.A.	-	794	-	-	-	-
Total Joint Venture of APSA	-	956	-	28	-	-

Associate of IRSA
Banco Hipotecario S.A.	284	-	-	(1,110)	-	-
Total Associate of IRSA	284	-	-	(1,110)	-	-
	11,201	(21,473)	(49,088)	(34,745)	(1,171)	(264)

(*)     As from July 1, 2013, the Company was merged into APSA. See Note 2.4..

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

31.	Special Reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

32.	CNV General Resolution No. 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 - Investment properties
Note 8 - Property, plant and equipment
Exhibit B - Intangible assets	Note 10 - Intangible assets
Exhibit C - Equity investments	Note 33 - Equity investments
Exhibit D - Other investments	Note 12 - Financial instruments by category
Note 14 - Investments in financial assets
Note 15 - Cash and cash equivalents information
Exhibit E – Provisions	Note 13 - Trade and other receivables
Note 18 - Provisions
Exhibit F – Cost of sales and services provided	Note 9 - Trading properties
Note 24 - Costs
Exhibit G - Foreign currency assets and liabilities	Note 34 - Foreign currency assets and liabilities

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Equity investments

					Issuer’s information
								Last financial statements issued
Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.14	Value recorded as of 06.30.13	Market value as of 03.31.14	Main activity	Registered office	Date	Common stock (nominal value)	Income (loss) for the period	Shareholders' Equity	Interest in common stock
Fibesa S.A.	Common shares 5 votes	2,323,125	26,441	28,567	Not publicly traded	Real estate investment	Argentina	03.31.14	2,323	18,434	26,441	99.99996%
	Higher value		(47,401)	(41,839)
Apsamedia S.A. (1)	Common shares 1 vote	-	-	67,409	-	-	-	-	-	-	-	-
Torodur S.A. (2)	Common shares 1 vote	55,845,559	16,397	3,504	Not publicly traded	Investment	Uruguay	03.31.14	18,047	(218)	16,397	100%
Quality Invest S.A.	Common shares 1 vote	70,314,342	62,752	63,210	Not publicly traded	Real estate investment	Argentina	03.31.14	140,629	(916)	126,504	50%
	Irrevocable contributions		500	-
	Goodwill		3,911	3,911
	Higher value		19,327	19,489
	Common shares 1 vote	13,449,990	41,606	33,771	Not publicly traded	Real estate investment	Argentina	03.31.14	25,054	23,044	77,502	53.684%
Emprendimiento Recoleta S.A.	Intergroup transactions		(624)	(1,471)
	Higher value		-	89
Shopping Neuquén S.A.	Common shares 1 vote	12,571,289	10,734	16,797	Not publicly traded	Real estate investment	Argentina	03.31.14	12,690	1,490	10,966	99.080%
	Irrevocable contributions		131	7,277
	Higher value		8,678	6,807
	Intergroup transactions		(5,159)	(1,859)
Panamerican Mall S.A.	Common shares 1 vote Higher value	397,661,430	583,975 98,711	506,013 101,554	Not publicly traded	Real estate investment	Argentina	03.31.14	497,077	97,451	729,968	80%

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Equity investments (Continued)

Shareholders' Equity

						Issuer’s information
								Last financial statements issued
Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.14	Value recorded as of 06.30.13	Market value as of 03.31.14	Main activity	Registered office	Date	Common stock (nominal value)	Income (loss) for the period	Shareholders' Equity	Interest in common stock
Arcos del Gourmet S.A.	Common shares 1 vote	72,973,903	57,479	60,826	Not publicly traded	Real estate investment	Argentina	03.31.14	81,082	(4,019)	63,866	90%
	Irrevocable contributions		-	270
	Higher value		31,086	27,313
Nuevo Puerto Santa Fe S.A.	Common shares 1 vote	138,750	13,694	11,003	Not publicly traded	Real estate investment	Argentina	03.31.14	27,750	8,074	41,082	33.33%
	Higher value		2,683	2,770
	Goodwill		1,135	1,135
Tarshop S.A.	Common shares 1 vote	26,759,288	31,864	40,718	Not publicly traded	Consumer financing	Argentina	03.31.14	133,796	(44,270)	159,318	20%
	Intergroup transactions		(1,105)	(1,578)
Conil S.A.	Common shares 1 vote	2,302,670	1,526	1,506	Not publicly traded	Real estate investment	Argentina	03.31.14	2,363	(114)	1,566	97.46%
	Goodwill		472	472
Entertainment Holdings S.A.	Common shares 1 vote	22,395,574	19,694	12,709	Not publicly traded	Investment	Argentina	03.31.14	44,791	(393)	40,830	50%
	Irrevocable Contributions		721	-
	Higher value		(23,192)	24
	Goodwill		26,647	10,652
Entrenimiento Universal S.A.	Common shares 1 vote	300	(19)	-	Not publicly traded	Event organization and others	Argentina	03.31.14	12	(3) 543	756	2.5%

Total non-current investments at 03.31.14			982,664	-
Total non-current investments at 06.30.13			-	981,049
(1)	As from July 1, 2013, the Company was merged into APSA. See Note 2.4..
(2)	1 share corresponds to 1 Uruguayan peso.
(3)	Corresponds to results from the period beginning on January 1, 2013 and ended March 31, 2014.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (*)	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 03.31.14	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 06.30.13
Asset
Trade and other receivables
US Dollar	19,403	7.902	153,321	14,542	5.348	77,770
Euros	2	10.8708	26	3	6.949	20
Total trade and other receivables			153,347			77,790
Investments in financial assets
US Dollar	3,276	7.902	25,888	-	-	-
Total investments in financial assets			25,888			-
Cash and cash equivalents
US Dollar	1,640	7.902	12,961	1,809	5.348	9,677
Pounds	2	13.1726	20	1	8.08	12
Euros	14	10.8708	148	13	6.949	91
Total cash and cash equivalents			13,129			9,780
Total Assets as of 03.31.14			192,364			-
Total Assets as of 06.30.13			-			87,570
Liabilities
Trade and other payables
US Dollar	1,776	8.002	14,210	5,077	5.388	27,354
Euros	-	-	-	6	7.0146	41
Total trade and other payables			14,210			27,395
Borrowings
US Dollar	123,947	8.002	991,824	123,553	5.388	665,706
Total borrowings			991,824			665,706
Total Liabilities as of 03.31.14			1,006,034			-
Total Liabilities as of 06.30.13			-			693,101

(*)	The Company uses some complementary financial instruments with the purpose of reducing its expose to exchange rate movements. See Note 20.
(1)	Exchange rate as of March 31, 2014 and June 30, 2013 according to Nación Argentina´s Bank.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

35.	Barters transactions

On November 14, 2013, Alto Palermo S.A. (“APSA”) and Condominios del Alto S.A. (Condominios) executed a conveyance deed whereby Condominios conveyed upon APSA  freehold and full possession of the units agreed in exchange for lot 2H. Upon such execution, APSA stated that the mortgage on the property has been fully discharged.

36.	Relevant fact Iron Mountain

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. Such company is a supplier of the Company and Company’s documentation was being kept in the mentioned warehouse. To the date of issuance of these financial statements, the Company is waiting for the company that experienced the fire to report whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Company, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain warehouse that were on fire do not appear to be sensitive or capable of affecting normal operations.

37.	Subsequent events

See Note 39 to the Unaudited Condensed Interim Consolidated Financial Statements.

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1.

3.	Receivables and liabilities by maturity date.

		Falling due	Without term	Without term	To be due
Items		March 31, 2014	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total
Receivables	Trade and other receivables	77,635	-	-	279,224	62,112	182,333	29,456	89,649	1,282	6,238	525	650,819
	Total	77,635	-	-	279,224	62,112	182,333	29,456	89,649	1,282	6,238	525	650,819
Liabilities	Trade and other payable	24,099	-	-	240,295	46,336	48,262	27,774	73,237	33,746	21,325	21,842	512,817
	Short-term and long-term debt	3,787	-	-	131,877	28,486	29,913	30,645	101,050	893,588	77,441	16,557	1,309,557
	Provisions	-	1,263	15,483	-	-	-	-	-	-	-	-	-
	Salaries and social security payable	-	-	-	8,775	16,933	-	5,057	-	-	-	-	30,765
	Income tax liability and Deferred Income Tax	-	-	91,306	-	-	9,703	-	-	-	-	-	9,703
	Total	27,886	1,263	106,789	380,947	91,755	87,878	63,476	174,287	927,334	98,766	38,399	1,862,842

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity.

		Current			Non-current			Totals
Items		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Receivables	Trade and other receivables	485,675	145,085	630,760	89,432	8,262	97,694	575,107	153,347	728,454
	Total	485,675	145,085	630,760	89,432	8,262	97,694	575,107	153,347	728,454
Liabilities	Trade and other payable	372,600	14,166	386,766	150,106	44	150,150	522,706	14,210	536,916
	Short-term and long-term debt	191,813	32,895	224,708	129,707	958,929	1,088,636	321,520	991,824	1,313,344
	Salaries and social security payable	30,765	-	30,765	-	-	-	30,765	-	30,765
	Provisions	1,263	-	1,263	15,483	-	15,483	16,746	-	16,746
	Income tax liability and Deferred Income Tax	9,703	-	9,703	91,306	-	91,306	101,009	-	101,009
	Total	606,144	47,061	653,205	386,602	958,973	1,345,575	992,746	1,006,034	1,998,780

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause.

At March 31, 2014 there are not receivable and liabilities subject to adjustment clause.

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause.

		Current				Non-current				Totals
		Accruing interest				Accruing interest				Accruing interest
Items		Fixed	Variable rate	Non-Accruing interest	Subtotal	Fixed rate	Floating rate	Non-Accruing interest	Subtotal	Fixed rate	Floating Rate	Non- Accruing interest	Total
Receivables	Trade and other receivables	163,662	7,342	459,756	630,760	47,103	-	50,591	97,694	210,765	7,342	510,347	728,454
	Total	163,662	7,342	459,756	630,760	47,103	-	50,591	97,694	210,765	7,342	510,347	728,454
Liabilities	Trade and other payable	8,147	-	378,619	386,766	12,689	-	137,461	150,150	20,836	-	516,080	536,916
	Short-term and long-term debt	143,644	54,928	26,136	224,708	1,072,079	16,557	-	1,088,636	1,215,723	71,485	26,136	1,313,344
	Salaries and social security payable	-	-	30,765	30,765	-	-	-	-	-	-	30,765	30,765
	Provisions	-	-	1,263	1,263	-	-	15,483	15,483	-	-	16,746	16,746
	Income tax liability and Deferred Income Tax	-	-	9,703	9,703	-	-	91,306	91,306	-	-	101,009	101,009
	Total	151,791	54,928	446,486	653,205	1,084,768	16,557	244,250	1,345,575	1,236,559	71,485	690,736	1,998,780

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.	Related parties.

a.	Interest in related parties.

Name of parent Company	Place of business / country of incorporation	Main activity (*)	% of ownership interest held by the Group
Equity interest:
Arcos del Gourmet S.A.	Argentina	Real estate investment	90%
Conil S.A.	Argentina	Real estate investment	97.46%
Emprendimiento Recoleta S.A.	Argentina	Real estate investment	53.684%
Fibesa S.A.	Argentina	Real estate investment	99.999%
Panamerican Mall S.A.	Argentina	Real estate investment	80%
Shopping Neuquén S.A.	Argentina	Real estate investment	99.08%
Torodur S.A.	Uruguay	Investment	100%

b.	Related parties debit/credit balances. See Note 30.

6.	Borrowings to directors.

See Note 30.

7.	Inventories.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	Current values.

See Note 2 to the Condensed Consolidated Financial Statements as of June 30, 2013.

9.	Appraisal revaluation of fixed assets.

None.

10.	Obsolete unused fixed assets.

None.

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.	Recovery values.

See Note 2 to the Condensed Consolidated Financial Statements as of June 30, 2013.

13.	Insurances.

Real Estate	Insured amounts	Accounting values	Risk covered
Abasto	223,763	135,093	Fire, full risk and dismissed profit
Alto Palermo	212,529	80,555	Fire, full risk and dismissed profit
Mendoza Plaza	84,258	66,158	Fire, full risk and dismissed profit
Paseo Alcorta	99,299	53,372	Fire, full risk and dismissed profit
Alto Avellaneda	166,433	45,779	Fire, full risk and dismissed profit
Alto Rosario	108,710	121,902	Full risk, construction and assembly
Patio Bullrich	73,679	118,049	Fire, full risk and dismissed profit
Córdoba Shopping – Villa Cabrera	43,926	66,264	Fire, full risk and dismissed profit
Alto Noa	42,146	32,108	Fire, full risk and dismissed profit
Soleil Factory	42,876	90,290	Fire, full risk and dismissed profit
Patio Olmos	-	29,201	Fire, full risk and dismissed profit
SUBTOTAL	1,097,619	838,771
Unique policy	15,000		Third party liability

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

17.	Unpaid accumulated dividends on preferred shares.

None.

18.	Restrictions on distributions of profits.

See Note 29 to the Consolidated Financial Statements as of June 30, 2013.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
Alto Palermo S.A. (APSA)
C.U.I.T.: 30-52767733-1
Legal address: Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.
We have reviewed the accompanying unaudited condensed interim consolidated statement of financial position of Alto Palermo S.A. (APSA) and its subsidiaries as of March 31, 2014, and the related unaudited condensed interim consolidated statements of comprehensive income for the nine and three-month periods ended March 31, 2014 and the unaudited condensed interim consolidated statements of changes of shareholders’ equity for the  nine-month period ended March 31, 2014 and unaudited condensed interim consolidated statements of cash flows for the nine-month period ended March 31, 2014 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2013 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards. The IFRS as issued by the International Accounting Standard Board were adopted as accounting standards by the Argentine Federation of Professional Councils in Economic Sciences and incorporated by the National Securities Commission to its regulations. Therefore, the Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Accounting Standard 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

4.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements have not been prepared in all material respects in accordance with IAS 34.

5.	In accordance with current regulations, we hereby inform that :

a)
the unaudited condensed interim consolidated financial statements of Alto Palermo S.A. (APSA) are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)	the unaudited condensed interim separate financial statements of Alto Palermo S.A. (APSA) arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)	we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)
at March 31, 2014, the debt of Alto Palermo S.A. (APSA) owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 3,328,874, which was not callable at that date.

Autonomous City of Buenos Aires, May 9, 2014

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 134 F° 85

Alto Palermo Sociedad Anónima (APSA)

Summary as of March 31, 2014

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Buenos Aires, May 9, 2014 - Alto Palermo S.A. (APSA) (BASE: APSA, NASDAQ: APSA) and alternatively the “Company”, a leading company engaged in the acquisition, development, possession and management of Shopping Centers in Argentina, announces today its results for the nine-month period of fiscal year 2014.

Consolidated Income Statement
(excludes interests in equity investees and joint ventures)

	IIIQ 14	IIIQ 13	YoY var	9M 14	9M 13	YoY var
Revenues	474.0	374.5	26.6%	1,508.6	1,186.7	27.1%
Operating Income	220.2	171.9	28.1%	710.3	543.2	30.8%
Depreciation and Amortization	28.7	32.5	-11.7%	91.2	97.4	-6.4%
EBITDA	248.9	204.4	21.8%	801.5	640.6	25.1%
Net Income	62.2	85.0	-26.8%	319.2	260.7	22.4%

„
Revenues for the third quarter of fiscal year 2014 increased by 26.6% compared to the third quarter of 2013, and recorded a cumulative growth of 27.1% for the nine-month period, mainly explained by the performance of the “Shopping Centers” segment.

„
Operating income grew 28.1% during the third quarter and 30.8% for the comparative nine-month period. EBITDA maintained its growth rate and reached ARS 801.5 million in the cumulative nine-month period.

„	Net income for the nine-month period of 2014 was ARS 319.2 million

II. Shopping Centers

Our tenants’ sales grew by 29.0% compared to the same period of the previous fiscal year, and 29.9% if we compare the third quarter of 2014 to the same quarter of 2013, reflecting the sound performance of our portfolio’s shopping centers. Occupancy remained stable, at 98.8%.

In this way, Revenues and EBITDA from this segment recorded increases of 25.2% and 20.2%, respectively, during the third quarter of 2014 and of 25.9% and 23.3% in the cumulative nine-month period. The EBITDA/Revenue margin, excluding revenues from common expense and commercial advertising funds, reached 78.6% in the cumulative nine-month period.

Financial indicators of the Shopping Centers segment
(in millions of ARS)

	IIIQ 14	IIIQ 13	YoY var	9M 14	9M 13	YoY var
Revenues	466.3	372.6	25.1%	1,479.7	1,175.5	25.9%
Operating Income	214.3	169.7	26.3%	688.2	535.1	28.6%
Depreciation and Amortization	28.0	31.8	-11.9%	89.2	95.3	-6.4%
EBITDA	242.3	201.6	20.2%	777.3	630.4	23.3%

1

Alto Palermo Sociedad Anónima (APSA)

Summary as of March 31, 2014

Operating indicators of the Shopping Centers segment

	IIIQ 14	IIQ 14	IQ 14	IVQ 13	IIIQ 13
Total Leaseable Area (sqm)	310,257	310,304	307,721	308,793	308,793
Tenants’ Sales (12 month cumulative) (in millions of ARS)	15,081.7	14,277.7	13,277.8	12,482.0	11,751.4
Occupancy [1]	98.8%	98.8%	98.6%	99.1%	98.7%

[1]	Percentage over total leasable area as of period end.

Operating data of our Shopping Centers

Shopping Center	Date of Acquisition	Gross Leaseable Area (sqm)[1]	Stores	APSA’s Interest	Occupancy [2]	Book Value (ARS thousand)[3]
Alto Palermo	Nov-97	19,394	145	100.0%	100.0%	80,555
Abasto Shopping[4]	Jul-94	38,129	141	100.0%	100.0%	135,096
Alto Avellaneda	Nov-97	36,565	106	100.0%	98.8%	45,779
Paseo Alcorta	Jun-97	14,146	62	100.0%	99.8%	53,372
Patio Bullrich	Oct-98	11,736	84	100.0%	99.6%	66,641
Buenos Aires Design	Nov-97	14,550	171	53.7%	93.0%	10,160
Dot Baires Shopping	May-09	46,753	154	80.0%	99.6%	481,937
Soleil	Jul-10	15,190	78	100.0%	99.0%	90,290
Alto Noa Shopping	Mar-95	19,158	89	100.0%	99.7%	13,344
Alto Rosario Shopping[5]	Nov-04	29,501	145	100.0%	97.7%	67,093
Mendoza Plaza Shopping	Dec-94	41,108	146	100.0%	98.1%	66,158
Córdoba Shopping	Dec-06	15,741	105	100.0%	99.5%	53,532
La Ribera Shopping	Aug-11	8,285	51	50.0%	96.5%	15,608
Total		310,257	1,477		98.8%	1,179,565

[1]	Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
[2]	Calculated dividing occupied square meters by leasable area on the last day of the period.
[3]
Cost of acquisition plus improvements, less cumulative depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of    allowances, if applicable. Excludes works in progress.

[4]	Excludes Museo de los Niños (3,732 sqm).
[5]	Excludes Museo de los Niños (1,261 sqm).

Cumulative tenants’ sales as of March 31
(by Shopping Center, for the quarter and for the first nine months of each fiscal year, in millions of ARS)

Shopping Center	IIIQ 14	IIIQ 13	YoY var	9M 14	9M 13	YoY var
Alto Palermo	446.5	339.0	31.7%	1,504.3	1,152.5	30.5%
Abasto Shopping	518.2	403.7	28.4%	1,772.1	1,393.5	27.2%
Alto Avellaneda	489.6	401.9	21.8%	1,678.7	1,354.9	23.9%
Paseo Alcorta	237.7	166.1	43.1%	804.6	586.1	37.3%
Patio Bullrich	147.7	110.0	34.3%	500.5	393.0	27.4%
Buenos Aires Design	64.2	55.7	15.3%	200.4	175.6	14.1%
Dot Baires Shopping	433.3	340.0	27.4%	1,451.9	1,138.0	27.6%
Soleil	141.2	76.4	84.8%	460.4	234.9	96.0%
Alto Noa Shopping	184.2	144.7	27.3%	547.7	451.1	21.4%
Alto Rosario Shopping	303.3	225.4	34.6%	981.0	761.1	28.9%
Mendoza Plaza Shopping	336.0	278.4	20.7%	1,077.1	865.8	24.4%
Córdoba Shopping	117.6	93.5	25.8%	392.6	314.7	24.8%
La Ribera Shopping[1]	69.6	50.3	38.4%	201.0	151.4	32.8%
Total	3,489.1	2,685.1	29.9%	11,572.3	8,972.6	29.0%

[1] APSA took possession of this Shopping Center on August 15, 2011.

2

Alto Palermo Sociedad Anónima (APSA)

Summary as of March 31, 2014

Cumulative tenants’ sales as of March 31
(by Type of Business, for the quarter and for the first nine months of each fiscal year, in millions of ARS)

Type of Business	IIIQ14	IIIQ13	YoY var	9M 14	9M 13	YoY var
Anchor Store	231.1	184.3	25.4%	787.9	623.1	26.4%
Clothes and Footwear	1,581.3	1,214.9	30.2%	5,599.3	4,359.3	28.4%
Entertainment	144.0	109.9	31.0%	404.0	328.9	22.8%
Home	692.2	539.5	28.3%	2,175.3	1,680.9	29.4%
Restaurant	375.8	288.8	30.1%	1,097.2	847.5	29.5%
Miscellaneous	432.3	325.5	32.8%	1,415.3	1,077.0	31.4%
Services	32.4	22.2	45.9%	93.4	55.9	67.1%
Total	3,489.1	2,685.1	29.9%	11,572.3	8,972.6	29.0%

Cumulative revenues from leases as of March 31
(Detailed revenues, for the quarter and for the first nine months of each fiscal year, in millions of ARS)

Detailed Revenues	IIIQ14	IIIQ13	YoY var	9M 14	9M 13	YoY var
Base Rent	177.6	138.5	28.2%	541.9	425.9	27.2%	%
Complementary Rent	52.9	42.0	26.0%	234.1	186.7	25.4%	%
Total Store Rent	230.5	180.5	27.7%	776.0	612.5	26.7%	%
Admission rights	32.5	26.9	20.8%	92.6	78.3	18.3%	%
Letting fees	16.2	15.1	7.3%	33.4	28.1	18.9%	%
Parking fees	19.4	14.2	36.6%	59.4	45.0	32.0%	%
Management fees	5.7	4.5	26.7%	16.6	13.1	26.7%	%
Others	9.5	13.7	-30.7%	11.1	15.3	-27.5%	%
Total Revenues before Expenses and Collective Promotional Fund	313.8	254.9	23.1%	989.2	792.3	24.9%	%
Expenses and Collective Promotional Fund	152.5	117.7	29.6%	490.6	383.2	28.0%	%
Total Revenues	466.3	372.6	25.1%	1,479.7	1.175.5	25.9%	%

III. Other lines of business

It includes the “Sales and Developments”, “Offices and Others” and “Financial Transactions and Others” segments.

Sales and Developments*

in ARS MM	IIIQ 14	IIIQ 13	YoY var	9M 14	9M 13	YoY var
Revenues	2.6	0.0	-	19.1	4.3	347.2%
Operating Income	1.3	-0.3	-	12.2	1.0	1,122.1%
Depreciation and Amortization	-	-	-	-	-	-
EBITDA	1.3	-0.3	-	12.2	1.0	1,122.1%

*	Includes Torres Rosario Project (Condominios del Alto I and II) and Rosario Plot (parcels 2C and 2F)

Offices and Others*

in ARS MM	IIIQ 14	IIIQ 13	YoY var	9M 14	9M 13	YoY var
Revenues	11.1	6.3	75.7%	26.1	20.0	30.1%
Operating Income	6.9	2.4	183.1%	13.5	8.7	54.6%
Depreciation and Amortization	1.5	1.8	-16.4%	4.4	5.3	-17.5%
EBITDA	8.4	4.2	99.0%	17.9	14.1	27.2%

*	Includes Dot Building and San Martín Plot.

3

Alto Palermo Sociedad Anónima (APSA)

Summary as of March 31, 2014

►	The Offices segment showed high growth rates during the last nine months and in particular during the quarter, mainly due to the higher exchange rate and lower increase in fees.

Financial Transactions and Others*

in ARS MM	IIIQ 14	IIIQ 13	YoY var	9M 14	9M 13	YoY var
Revenues	0.1	-0.2	-	0.5	1.1	-58.5%
Operating Income	-0.0	-0.1	-90.0%	0.5	1.8	-74.8%
Depreciation and Amortization	-	-0.0	-	-	-	-
EBITDA	-0.0	-0.2	-90.9%	0.5	1.8	-74.8%

*	20% interest in Tarshop and Apsamedia’s residual operations.

IV. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the company’s income by segment with its consolidated income statement as of March 31, 2014. The difference lies in the presence of joint ventures which are included in the Income by Segment but not in the income statement, in compliance with the recently adopted IFRS.

Item	Income by Segment		Joint Ventures*		Income Statement
	9M 14	9M 13	9M 14	9M 13	9M 14	9M 13
Revenues	1,525.3	1,200.9	-16.8	-14.1	1,508.6	1,186.8
Costs	-666.0	-552.9	9.4	8.3	-656.6	-544.6
Gross Profit	859.4	648.0	-7.3	-5.8	852.0	642.2
Income from sale of Properties	-	0.2	-	-	-	0.2
General and administrative expenses	-72.4	-48.0	0.3	0.2	-72.1	-47.8
Selling expenses	-51.1	-40.6	0.5	1.0	-50.6	-39.6
Other operating income, net	-21.4	-12.9	2.5	1.2	-18.9	-11.7
Operating Income before income from interests in equity investees and joint ventures	714.4	546.7	-4.1	-3.5	710.3	543.2
Income from interests in equity investees and joint ventures	-8.4	2.7	-3.3	-0.4	-5.1	2.3
Operating Income before financial income and taxes	706.0	549.4	-0.8	-3.9	705.3	545.5

* Includes operating income from La Ribera Shopping (50%) and San Martín Plot (50%).

V. Consolidated Financial Debt as of March 31, 2014

As of March 31, 2014, APSA had loans for a total of USD 173.4 million. Below is a detail of APSA’s debt:

Description	Issue Currency	Outstanding Amount (in USD) (1)	Interest Rate	Maturity
Short-term Debt	ARS	9.4	Variable	< 30 days
APSA’s Non-convertible Notes Series I (2)	USD	120.0	7.875%	May-17
Syndicated Loan – Arcos	ARS	11.5	15.01%	Nov-15
Syndicated Loan – Neuquén	ARS	13.9	15.25%	Jun-16
Other Debt	-	18.6	Variable	-
APSA’s Total Debt		173.4

1 Principal face amount stated in USD at an exchange rate of 8.002 ARS = 1 USD, without considering elimination of balances with subsidiaries.
2 As of June 30, 2012, APSA had repurchased a principal amount of USD 10.0 million.

4

Alto Palermo Sociedad Anónima (APSA)

Summary as of March 31, 2014

VI. Summary Comparative Consolidated Balance Sheet

	03.31.2014	03.31.2013	03.31.2012
Current Assets	1,159,707	774,762	672,281
Non-current Assets	2,183,110	2,085,131	1,832,300
Total	3,342,817	2,859,893	2,504,581
Current Liabilities	785,602	752,328	473,648
Non-current Liabilities	1,387,373	1,012,703	957,407
Subtotal	2,172,975	1,765,031	1,431,055
Non-controlling Interest	188,376	160,893	143,925
Shareholders’ Equity attributable to controlling company’s shareholders	981,466	933,969	929,601
Total	3,342,817	2,859,893	2,504,581

VII. Summary Consolidated Results

	03.31.2014	03.31.2013	03.31.2012
Operating income	710,341	543,240	473,814
Results from interests in equity investees and joint ventures	-5,086	2,285	3,179
Income before financial results and income tax	705,255	545,525	476,993
Financial income	99,240	35,830	44,406
Financial cost	-438,427	-178,446	-110,906
Other financial results	128,097	965	-
Financial results, net	-211,090	-141,651	-66,500
Income before income tax	494,165	403,874	410,493
Income tax expense	-174,961	-143,168	-140,014
Net income	319,204	260,706	270,479
Attributable to:
Controlling company’s shareholders	289,446	245,769	260,717
Non-controlling interest	29,758	14,937	9,762

5

Alto Palermo Sociedad Anónima (APSA)

Summary as of March 31, 2014

In ARS thousands

VIII. Summary Comparative Consolidated Cash Flow

	03.31.2014	03.31.2013	03.31.2012
Net cash generated by operating activities	648,009	490,736	420,863
Net cash used in investing activities	-322,437	-335,122	-135,721
Net cash used in financing activities	-416,280	-80,012	-247,480
Net (decrease) / increase in cash and cash equivalents	-90,708	75,602	37,662

IX. Comparative Statistics

Not applicable

X.	Comparative Ratios

	03.31.2014		03.31.2013		03.31.2012
Liquidity
Current Assets	1,159,707	1.48	774,762	1.03	672,281	1.42
Current Liabilities	785,602		752,328		473,648
Indebtedness
Total Liabilities	2,172,975	2.21	1,765,031	1.89	1,431,055	1.54
Shareholders’ Equity	981,466		933,969		929,601
Solvency
Shareholders’ Equity	981,466	0.45	933,969	0.53	929,601	0.65
Total Liabilities	2,172,975		1,765,031		1,431,055
Capital Assets
Non-current Assets	2,183,110	0.65	2,085,131	0.73	1,832,300	0.73
Total Assets	3,342,817		2,859,893		2,504,581

6

Alto Palermo Sociedad Anónima (APSA)

Summary as of March 31, 2014

XI. Brief comment on prospects for the next quarter

Our shopping centers have maintained their growth rate and have continued to exhibit sound invoicing figures and occupancy rates close to 100%. During the fourth quarter of this fiscal year we expect to maintain the sales, visitors’ traffic and occupancy levels recorded in the first nine months, so as to continue consolidating our position as the leading shopping center company in Argentina.

Moreover, we expect to open our “Arcos District” shopping center located in the neighborhood of Palermo, in the City of Buenos Aires. This project consists in an urban model, offering a variety of premium brands in an open-air environment, with approximately 16,000 sqm of gross leaseable area and 65 stores. While it was expected to be opened in December 2013, on December 10, 2013 the judicial branch confirmed an injunction order that suspended the opening of the shopping center on the grounds that it failed to have certain governmental permits. Although the construction works have obtained all the governmental permits required, the Company is taking various steps, including the filing of an appeal against the resolution and a request to have the injunction released, with favorable expectations. On April 1, 2014, the Government of the City of Buenos Aires issued a new favorable environmental certificate. The Company is carrying out the proceedings necessary for opening its fourteenth shopping center.

On the other hand, during the coming quarter and the first semester of fiscal year 2015 we will continue working on the development of our next shopping center in the City of Neuquén. Shopping Neuquén, the gross leaseable area of which is about 10,000 sqm, will be our sixth development located in the inner regions of our country, and in view of the progress shown by the city in the last years, we expect that this project will achieve the same success as other developments of this nature in the provinces where we operate. It is scheduled to open in the spring of this year. In addition, we continue evaluating the best timing to launch other projects on the large extent of lands reserved by the company for future business developments.

In addition, we will continue making efforts to provide better services in our shopping centers, aimed at maintaining our successful occupancy rates and number of visitors. We hope to keep on adding new top brands among our tenants and devising new ways to continue offering the best commercial proposals to our public.

7

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

June 03, 2014	By:	/s/ Saúl Zang
Saúl Zang
Responsible of Relationships with the markets